Grand Banks
Energy Corporation

06019210

December 4, 2006

Via Federal Express

Securities and Exchange Commission
Office of International Corporation Finance
100 F Street, NE
Washington, DC 20549

SUPPL

Dear Sir/Ms.

Re: Grand Banks Energy Corporation
File No. 82-34896

For filing, in compliance to an exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, please find enclosed a Schedule A with the document(s) listed attached.

We trust everything is in order, however if you require further information please contact my assistant, Shelley Sammartino, at (403) 262-8666 extension #114.

Yours truly,

GRAND BANKS ENERGY CORPORATION

PROCESSED
DEC 20 2006
THOMSON
FINANCIAL

E.C. (Ted) McFeely
President and Chief Executive Officer

ECM/ss
Enclosure

12/14

File No. 82-34896

SCHEDULE A

Documents filed during the month of November 2006

DOCUMENT

1. Press Release dated November 22, 2006
2. MD&A for the Nine Months Ended September 30, 2006
3. Interim Financial Statements for the Six Months Ended September 30, 2006
4. Form 52-109F2 – Certificate of Interim Filings CFO
5. Form 52-109F2 – Certificate of Interim Filings CEO
6. Press Release dated November 3, 2006
7. Form 4B to the TSX Venture Exchange

GRAND BANKS ENERGY CORPORATION

For Immediate Release ("GBE" – TSX-V)

GRAND BANKS ENERGY ANNOUNCES THIRD QUARTER 2006 RESULTS

Calgary, Alberta – November 22, 2006. Grand Banks Energy Corporation has provided its operating results and filed its unaudited interim financial statements, and related management discussion and analysis (MD&A) for the quarter ended Sept. 30, 2006. Select operational and financial results are outlined below and should be read in conjunction with the company's unaudited interim financial statements and related MD&A which can be found on the company's website or on SEDAR.

Third Quarter Highlights:

- Completed testing operations on successful, operated 4,900 meter Leduc exploration well at Tower Creek (Harley) that is expected to add 400 to 500 net barrels of oil equivalent per day when production commences in 2007.
- Participated in the drilling of 9 (5 net) wells, resulting in 8 (4.5 net) oil wells, and 1 (0.5 net) gas wells, for a 100% success rate.
- Increased corporate production of oil and gas during the third quarter to an average rate 813 boe/d from a second quarter level of 787 boe/d. Grand Banks production mix during the quarter was 70% light oil, and 30% natural gas. Current corporate production rates are approximately 970 boe/d.
- Achieved high operating netback of $37.03 per boe during the quarter.
- Achieved cash flow of $2.48 million ($0.08 per share) and net income of $0.23 million ($0.01 per share).
- Completed drilling of third successful Bakken exploration well (50% working interest) in the Stoughton area of southeast Saskatchewan on 30,000 gross acre wide-area farm-in deal, setting up over 70 gross (over 25 net) horizontal development locations on the 6,000 acres earned to date, based on 8 wells per section.
- Completed drilling of key horizontal well on Torquay/Three Forks play in Manitoba and Eastern Saskatchewan. That and other wells drilled after Q3 have tripled our current production from the play area to about 330 boe/d.
- Corporate net debt at September 30, 2006 was $9.57 million. Shares outstanding at September 30 were 29.89 million, or 32.77 million fully diluted. Subsequent to the end of the quarter, 2 million flow-through common shares were issued at a price of $2.10, raising $4.2 million gross, or about $4 million after expenses.

Gas Areas

The third quarter, ending September 30, 2006, was highlighted by the successful testing of the Grand Banks et al Tower Creek 2-21-55-27 W5M Leduc reef gas discovery. Grand Banks, as operator, led a consortium of companies in the successful drilling and completion of this 4,900 meter exploration well earlier in the year. The well tested gas at a final (restricted) stabilized rate of 14.7 mmscf/d at a flowing tubing pressure of 26,000 kPa (3,770 psi). A reserve evaluation with an effective date of August 31, 2006 was performed on the 2-21 well by an independent engineering firm. That report estimated that the reservoir contains, on a proved plus probable basis, original raw gas in place of 49.0 bcf. Grand Banks 16.67% share of the gas, on a sales basis (after shrinkage due to processing), was estimated to be 1.732 bcf proved, and 5.067 bcf proved plus probable. Total gas reserves reported for the Company at our last annual filing, effective Dec 31, 2005, were 1.826 bcf proved and 3.109 bcf proved plus probable (with no reserves assigned to the 2-21 well at that time), which illustrates the significance of the 2-21 discovery. The estimates of reserves for individual properties may not reflect the same confidence level as estimates of reserves for all properties, due to the effect of aggregation. An agreement has been reached with a mid-stream company whereby they will install 11 miles of 8 inch sour gathering line at their cost to allow the processing of the gas from the well at the Kaybob K3 sour gas plant.

Grand Banks is proceeding with the design, acquisition, and installation of the needed field processing facilities for the well. Based upon production testing, initial gross raw gas production rates are estimated to be between 20 and 25 mmcf/d. After shrinkage estimated at 27% due to acid gas content and processing losses, Grand Banks' 16.67% working interest share of the gas from the 2-21 well is expected to be 2.4 to 3.0 mmcf/d, or about 400 to 500 boe/d.

A follow up well, Grand Banks et al Tower Creek 11-26-55-27 W5M, which will target a "Musreau" type, over-pressured, fractured Wabamun reservoir at a depth of 4,500 meters has been licensed and is scheduled to be spudded early 2007. Grand Banks will pay 19.64% of the costs of the well to earn a 17.56% working interest. Based upon production history from an analog well less than 6 miles from our 11-26 location, initial production rates of 30 mmcf/d are achievable. Grand Banks' initial working interest sales volumes from a successful well with similar productivity would be about 650 boe/d.

Grand Banks (50%) and its partner recently completed the drilling of a step-out gas development well at Kakwa. The well is located in the "Deep Basin" area of west central Alberta and has been completed and tested in three productive zones. The well is slated for tie-in next year after a down-spacing application is submitted and approved. Initial gross production rates of about 500 Mcf/d are anticipated for the well.

The production rates from the Grand Banks Virginia Hills 12-30 gas well (88.75% w.i.), that was brought on production in early 2005, have leveled off and the well is producing steadily at a rate of about 820 Mcf/d (about 110 boe net sales).

Subsequent to the end of the third quarter, Grand Banks entered into an agreement to participate in the drilling of a 3,600 meter Doig test in the Noel area of north east British Columbia. Grand Banks will pay 20% of the costs of this exploration well to earn a 12.5% interest in three sections of land, with an option to earn an additional three sections by participating in a second exploration well. The primary zone of interest in the earning well is the Doig, which, based on analogs and the estimated pool size from 3D seismic mapping, has gross reserve potential of over 20 bcf. Successful Doig wells in the area have initial gross raw gas production rates of five to ten million cubic feet per day.

Oil Areas

1. S.E. Saskatchewan Wide-Area Farm in Joint Venture: Grand Banks has placed on production its third Bakken horizontal oil well on an exploration joint venture that it operates (with a 50% working interest) in the Stoughton/Viewfield area of southeast Saskatchewan. This most recent well is currently producing at a gross rate of about 60 bopd. A fourth Bakken horizontal is completing drilling operations and will be completed and equipped for production in the next few weeks. Grand Banks has earned interests in roughly 6,000 acres of land to date in the area (average working interest of 38%) with an additional 25,600 acres under farm-in agreement. On the earned lands alone, Grand Banks has identified the potential for over 70 Bakken horizontal locations (over 25 net) based on eight wells per section.

2. Manitoba and East Saskatchewan Three Forks/Torquay Light oil play: Grand Banks has been involved in a program of leasing and exploratory drilling (generally at a 100% working interest) on this play since late 2004. The play is attractive because the wells are relatively shallow (about 1,100 meters) and the oil is a very high quality light sweet crude that attracts a premium price, equivalent to Edmonton par price for light sweet crude oil. The economics are further enhanced by generous royalty holidays in both Manitoba and Saskatchewan, especially for horizontal producers. To date, we have leased about 22,000 net acres of land. We initially drilled 15 wells (of which 13 were successfully completed as oil producers and all but one were vertical wells) to determine the extent and quality of the reservoir over some of our lands. As of September, the total net stabilized production from these 13 wells (after higher flush production rates) was about 90 bopd.

Grand Banks has recently drilled and placed on production three new horizontal wells on the play in the Frys/Sinclair area of the play along the Saskatchewan-Manitoba provincial border. Initial completion and production volumes indicate a combined net 225 to 250 bopd from the new wells. These wells appear to be the best wells drilled by Grand Banks on the play to date. This area has the potential for up to eight horizontal wells per section with significant upside from future water flooding. Additionally, a vertical well drilled on our acreage to the south of has proven up an extension to the Sinclair pool discovered by Grand Banks in early 2005. Delineation of this pool, with vertical and horizontal wells, will continue in 2007. We also recently performed a "surgi-frac" on the one horizontal well that we had drilled in 2005. That well was drilled at a time when we had less knowledge of the reservoir and was not optimally located in the zone. The fracture treatment, which is based on new technology developed for the Bakken play at

Viewfield, Saskatchewan, was performed without problems, and we have begun pumping back the frac fluid from the treatment to evaluate the productivity of the well.

Following up on success from this horizontal drilling and the application of fracturing technology, Grand Banks has identified the potential for over 30 net drilling locations on the play.

3. Kingsford, Saskatchewan: Grand Banks has completed the upgrades on its operated production facility at the Kingsford Midale light oil property, which is strategically located adjacent to the Steelman Midale Unit. Starting in late 2005 we drilled up an extension to the Steelman Midale Pool, which has been on production since 1954. The Midale formation at Steelman is a good quality oil reservoir that produces 32 degree API oil and is characterized by high recovery factors. The potential of the pool has been further enhanced recently by the success of the miscible CO_2 flood on a similar reservoir located at Weyburn, Saskatchewan.

We currently produce almost 300 net barrels per day of oil from eight wells. Our production battery, which has the capacity to process gross fluid volumes of over 4,000 bbls/d, creates the potential for increased oil volumes through the optimization of pumping equipment on our existing wells and the drilling and tie-in of new wells in the area. We have identified two low-risk horizontal development locations on our lands, slated for drilling in 2007, that with success could add over 200 barrels oil per day of initial net production to Grand Banks.

4. Wood River, Alberta: Grand Banks (68% working interest) has successfully completed the drilling of a re-entry well located in the Wood River area of Alberta that produces oil from a Leduc reservoir. We have completed the well and are making arrangements to re-activate the existing pipeline that is connected to a production facility.

Outlook:

Grand Banks, as of September 30, 2006, had a net debt (including working capital deficiency) of $9.57 million. Current bank lines are $10.5 million, and the Company expects that its lending limits will be increased after the Tower Creek 2-21 well is placed on production. Current cash flow is in the $600,000 to $700,000 per month range, but this is expected to increase towards year end as we bring on new oil production from our ongoing drilling program. November production is expected to average about 970 boe/d. Year end production guidance is 1,000 to 1,100 boe/d, of which over 80% is high-netback light oil.

Gross corporate production rates are expected to increase to about 1,500 boe/d once the Tower Creek (Harley) Leduc well commences production in mid-2007. The follow up well that we are planning at Tower Creek (targeted to spud in February, 2007) has the potential to increase net production by another net 500 to 600 boe/d, to the 2,000 boe/d range, later in the year.

Mr. McFeely, Chairman and C.E.O. of Grand Banks stated: "We are in the best position in respect of reserves, production potential, drilling inventory, and share value that we have ever been in the history of the Company."

"The decline in natural gas price has created additional opportunities to access land and deals for the drilling of other high impact exploration wells. Our new gas exploration joint venture at Noel is an example of that. Grand Banks is currently reviewing opportunities to add to our exploration prospect inventory. We are also looking at acquisition opportunities for both oil and natural gas. As the result of proposed legislation changes respecting the taxation of income trusts and the slow down in drilling and financing activities in Canada, we believe that the opportunities to acquire good quality properties at a reasonable price will much better that we have seen in recent years. Also, the proposed tax changes respecting income trusts will put Grand Banks in a better competitive position respecting acquisitions, because we possess over $48 million in tax pools."

Mr. McFeely further stated: "Our exploration successes, together with our extensive land position in south east Saskatchewan and Manitoba, have put our Corporation in a particularly favorable strategic position. Our large area joint venture exploration farm-in in Saskatchewan is looking more and more promising as we and other companies drill light oil wells and develop drilling and fracturing technologies that enhance the economics of the Stoughton/Viewfield Bakken light oil play. A significant portion of the land is located in an area where there has been successful exploratory drilling and recent acquisition and divestiture activity. The dramatic increase in drilling, both exploration and development, in south east Saskatchewan generally, makes the wide area deal more prospective than ever, since any successful well that is drilled near any lands that we control will help to reduce risk and prove up value to those lands."

"At Frys East, on the Saskatchewan side of the Sinclair, Manitoba Torquay light oil play, we are very excited about the performance of the three horizontal oil wells that we have recently drilled. Our oil production from the area has more than tripled to a level of about 330 bopd. The performance of these horizontal wells, along with recent vertical wells that have expanded the known area of thicker, better quality reservoir over our lands, have dramatically improved the potential of our 22,000 net acre land base."

"We are currently in the process of planning our capital budget for 2007. The determination of the optimal strategy with respect to developing and exploring our properties, will be driven, as always, by the potential for the timely creation of value, on a per share basis, for our shareholders."

Grand Banks has prepared an updated corporate presentation which has been posted to our website, located at www.grandbanksenergy.com.

HIGHLIGHTS

	Three Months Ended September 30,			Nine Months Ended September 30,		
	2006	2005	Change	2006	2005	Change
(000s, except per share amounts)	*($)*	*($)*	*(%)*	*($)*	*($)*	*(%)*
Financial Results						
Gross revenues	**4,469**	5,117	**(13)**	**13,189**	11,724	12
Income (loss) before taxes	**226**	(1,114)		**(638)**	(2,344)	73
Net income (loss)	**226**	(1,114)		**(638)**	(377)	(69)
Per share – basic	**0.01**	(0.04)		**(0.02)**	(0.01)	100
Per share – diluted	**0.01**	(0.04)		**(0.02)**	(0.01)	100
Funds flow from operations [(1)]	**2,477**	2,783	**(11)**	**7,490**	6,320	19
Per share – basic	**0.08**	0.10	**(20)**	**0.25**	0.25	-
Per share – diluted	**0.08**	0.10	**(20)**	**0.24**	0.24	-
Additions to property and equipment, net of proceeds	**6,097**	5,291	**15**	**18,719**	13,984	34
Total assets				**44,526**	34,713	28
Working capital				**(9,571)**	3,725	(357)
Asset retirement obligation				**837**	832	1
Flow-through share obligations				**740**	5,350	(86)
(000s)	*(#)*	*(#)*	*(%)*	*(#)*	*(#)*	*(%)*
Share Data						
Equity outstanding at September 30,						
Common shares				**29,890**	28,080	6
Stock options				**2,879**	2,310	25
Fully diluted				**32,769**	30,390	8
Sales Volumes (average)						
Crude oil and liquids *(bbls/d)*	**569**	227	**151**	**579**	169	243
Natural gas *(mcf/d)*	**1,464**	4,755	**(69)**	**1,622**	4,220	(62)
Royalty income *(boe/d)*	**-**	1	**(100)**	**-**	2	(100)
Average boe/d *(6:1)*	**813**	1,021	**(20)**	**850**	874	(3)
Product Prices (average)						
Crude oil and liquids *($/bbl)*	**70.07**	60.41	**16**	**64.46**	55.89	15
Natural gas *($/mcf)*	**5.89**	8.74	**(33)**	**6.65**	7.83	(15)
	($/boe)	*($/boe)*	*(%)*	*($/boe)*	*($/boe)*	*(%)*
Netback Analysis						
Oil and gas revenue *(6:1)*	**59.68**	54.23	**10**	**56.65**	48.72	16
Royalty expense	**13.68**	15.91	**(14)**	**11.18**	13.24	(16)
Operating costs	**8.97**	6.21	**44**	**8.78**	5.86	50
Netback	**37.03**	32.11	**15**	**36.69**	29.62	24

(1) Funds flow from operations is a non-GAAP measure that represents net income plus depletion, depreciation and amortization, stock-based compensation, future taxes and other non-cash expenses. See further discussion under Non-GAAP Measures in the Management's Discussion and Analysis.

Calgary, Alberta – November 22, 2006.

Grand Banks Energy

For further information please contact:

Grand Banks Energy Corporation
1600, 444 – 5th Avenue S.W.
Calgary, Alberta T2P 2T8
Phone: (403) 262-8666
Fax: (403) 262-8796

E.C. (Ted) McFeely
Chairman, President and Chief Executive Officer

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements including expectations of future production. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated

BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Netback is the average per unit of volume for oil and gas revenues less royalties and production costs incurred. Netback is expressed in terms of dollars per boe and is calculated in accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities.

NOT FOR DISTRIBUTION TO THE UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION TO THE UNITED STATES.

Grand Banks
Energy Corporation

Management Discussion and Analysis

For the Nine Months Ended September 30, 2006 (unaudited)
HIGHLIGHTS

	Three Months Ended September 30,			Nine Months Ended September 30,		
	2006	2005	Change	2006	2005	Change
(000s, except per share amounts)	*($)*	*($)*	*(%)*	*($)*	*($)*	*(%)*
Financial Results						
Gross revenues	**4,469**	5,117	**(13)**	**13,189**	11,724	12
Income (loss) before taxes	**226**	(1,114)		**(638)**	(2,344)	73
Net income (loss)	**226**	(1,114)		**(638)**	(377)	(69)
Per share – basic	**0.01**	(0.04)		**(0.02)**	(0.01)	100
Per share – diluted	**0.01**	(0.04)		**(0.02)**	(0.01)	100
Funds flow from operations [1]	**2,477**	2,783	**(11)**	**7,490**	6,320	19
Per share – basic	**0.08**	0.10	**(20)**	**0.25**	0.25	-
Per share – diluted	**0.08**	0.10	**(20)**	**0.24**	0.24	-
Additions to property and equipment, net of proceeds	**6,097**	5,291	**15**	**18,719**	13,984	34
Total assets				**44,526**	34,713	28
Working capital				**(9,571)**	3,725	(357)
Asset retirement obligation				**837**	832	1
Flow-through share obligations				**740**	5,350	(86)
(000s)	*(#)*	*(#)*	*(%)*	*(#)*	*(#)*	*(%)*
Share Data						
Equity outstanding at September 30,						
Common shares				**29,890**	28,080	6
Stock options				**2,879**	2,310	25
Fully diluted				**32,769**	30,390	8
Sales Volumes (average)						
Crude oil and liquids *(bbls/d)*	**569**	227	**151**	**579**	169	243
Natural gas (mcf/d)	**1,464**	4,755	**(69)**	**1,622**	4,220	(62)
Royalty income *(boe/d)*	**-**	1	**(100)**	**-**	2	(100)
Average boe/d *(6:1)*	**813**	1,021	**(20)**	**850**	874	(3)
Product Prices (average)						
Crude oil and liquids *($/bbl)*	**70.07**	60.41	**16**	**64.46**	55.89	15
Natural gas ($/mcf)	**5.89**	8.74	**(33)**	**6.65**	7.83	(15)
	($/boe)	*($/boe)*	*(%)*	*($/boe)*	*($/boe)*	*(%)*
Netback Analysis						
Oil and gas revenue *(6:1)*	**59.68**	54.23	**10**	**56.65**	48.72	16
Royalty expense	**13.68**	15.91	**(14)**	**11.18**	13.24	(16)
Operating costs	**8.97**	6.21	**44**	**8.78**	5.86	50
Netback	**37.03**	32.11	**15**	**36.69**	29.62	24

(1) Funds flow from operations is a non-GAAP measure that represents net income plus depletion, depreciation and amortization, stock-based compensation, future taxes and other non-cash expenses. See further discussion under Non-GAAP Measures in the Management's Discussion and Analysis.

LETTER TO SHAREHOLDERS

Third Quarter Highlights:

- Completed testing operations on successful, operated 4,900 meter Leduc exploration well at Tower Creek (Harley) that is expected to add 400 to 500 net barrels of oil equivalent per day when production commences in 2007.
- Participated in the drilling of 9 (5 net) wells, resulting in 8 (4.5 net) oil wells, and 1 (0.5 net) gas wells, for a 100% success rate.
- Increased corporate production of oil and gas during the third quarter to an average rate 813 boe/d from a second quarter level of 787 boe/d. Grand Banks production mix during the quarter was 70% light oil, and 30% natural gas. Current corporate production rates are approximately 970 boe/d.
- Achieved high operating netback of $37.03 per boe during the quarter.
- Achieved cash flow of $2.48 million ($0.08 per share) and net income of $0.23 million ($0.01 per share).
- Completed drilling of third successful Bakken exploration well (50% working interest) in the Stoughton area of southeast Saskatchewan on 30,000 gross acre wide-area farm-in deal, setting up over 70 gross (over 25 net) horizontal development locations on the 6,000 acres earned to date, based on 8 wells per section.
- Completed drilling of key horizontal well on Torquay/Three Forks play in Manitoba and Eastern Saskatchewan. That and other wells drilled after Q3 have tripled our current production from the play area to about 330 boe/d.
- Corporate net debt at September 30, 2006 was $9.57 million. Shares outstanding at September 30 were 29.89 million, or 32.77 million fully diluted. Subsequent to the end of the quarter, 2 million flow-through common shares were issued at a price of $2.10, raising $4.2 million gross, or about $4 million after expenses.

Gas Areas

The third quarter, ending September 30, 2006, was highlighted by the successful testing of the Grand Banks et al Tower Creek 2-21-55-27 W5M Leduc reef gas discovery. Grand Banks, as operator, led a consortium of companies in the successful drilling and completion of this 4,900 meter exploration well earlier in the year. The well tested gas at a final (restricted) stabilized rate of 14.7 mmscf/d at a flowing tubing pressure of 26,000 kPa (3,770 psi). A reserve evaluation with an effective date of August 31, 2006 was performed on the 2-21 well by an independent engineering firm. That report estimated that the reservoir contains, on a proved plus probable basis, original raw gas in place of 49.0 bcf. Grand Banks 16.67% share of the gas, on a sales basis (after shrinkage due to processing), was estimated to be 1.732 bcf proved, and 5.067 bcf proved plus probable. Total gas reserves reported for the Company at our last annual filing, effective Dec 31, 2005, were 1.826 bcf proved and 3.109 bcf proved plus probable (with no reserves assigned to the 2-21 well at that time), which illustrates the significance of the 2-21 discovery. The estimates of reserves for individual properties may not reflect the same confidence level as estimates of reserves for all properties, due to the effect of aggregation. An agreement has been reached with a mid-stream company whereby they will install 11 miles of 8 inch sour gathering line at their cost to allow the processing of the gas from the well at the Kaybob K3 sour gas plant.

Grand Banks is proceeding with the design, acquisition, and installation of the needed field processing facilities for the well. Based upon production testing, initial gross raw gas production rates are estimated to be between 20 and 25 mmcf/d. After shrinkage estimated at 27% due to acid gas content and processing losses, Grand Banks' 16.67% working interest share of the gas from the 2-21 well is expected to be 2.4 to 3.0 mmcf/d, or about 400 to 500 boe/d.

A follow up well, Grand Banks et al Tower Creek 11-26-55-27 W5M, which will target a "Musreau" type, over-pressured, fractured Wabamun reservoir at a depth of 4,500 meters has been licensed and is scheduled to be spudded early 2007. Grand Banks will pay 19.64% of the costs of the well to earn a 17.56% working interest. Based upon production history from an analog well less than 6 miles from our 11-26 location, initial production rates of 30 mmcf/d are achievable. Grand Banks' initial working interest sales volumes from a successful well with similar productivity would be about 650 boe/d.

Grand Banks (50%) and its partner recently completed the drilling of a step-out gas development well at Kakwa. The well is located in the "Deep Basin" area of west central Alberta and has been completed and tested in three productive zones. The well is slated for tie-in next year after a down-spacing application is submitted and approved. Initial gross production rates of about 500 Mcf/d are anticipated for the well.

The production rates from the Grand Banks Virginia Hills 12-30 gas well (88.75% w.i.), that was brought on production in early 2005, have leveled off and the well is producing steadily at a rate of about 820 Mcf/d (about 110 boe net sales).

Subsequent to the end of the third quarter, Grand Banks entered into an agreement to participate in the drilling of a 3,600 meter Doig test in the Noel area of north east British Columbia. Grand Banks will pay 20% of the costs of this exploration well to earn a 12.5% interest in three sections of land, with an option to earn an additional three sections by participating in a second exploration well. The primary zone of interest in the earning well is the Doig, which, based on analogs and the estimated pool size from 3D seismic mapping, has gross reserve potential of over 20 bcf. Successful Doig wells in the area have initial gross raw gas production rates of five to ten million cubic feet per day.

Oil Areas

1. S.E. Saskatchewan Wide-Area Farm in Joint Venture: Grand Banks has placed on production its third Bakken horizontal oil well on an exploration joint venture that it operates (with a 50% working interest) in the Stoughton/Viewfield area of southeast Saskatchewan. This most recent well is currently producing at a gross rate of about 60 bopd. A fourth Bakken horizontal is completing drilling operations and will be completed and equipped for production in the next few weeks. Grand Banks has earned interests in roughly 6,000 acres of land to date in the area (average working interest of 38%) with an additional 25,600 acres under farm-in agreement. On the earned lands alone, Grand Banks has identified the potential for over 70 Bakken horizontal locations (over 25 net) based on eight wells per section.

2. Manitoba and East Saskatchewan Three Forks/Torquay Light oil play: Grand Banks has been involved in a program of leasing and exploratory drilling (generally at a 100% working interest) on this play since late 2004. The play is attractive because the wells are relatively shallow (about 1,100 meters) and the oil is a very high quality light sweet crude that attracts a premium price, equivalent to Edmonton par price for light sweet crude oil. The economics are further enhanced by generous royalty holidays in both Manitoba and Saskatchewan, especially for horizontal producers. To date, we have leased about 22,000 net acres of land. We initially drilled 15 wells (of which 13 were successfully completed as oil producers and all but one were vertical wells) to determine the extent and quality of the reservoir over some of our lands. As of September, the total net stabilized production from these 13 wells (after higher flush production rates) was about 90 bopd.

Grand Banks has recently drilled and placed on production three new horizontal wells on the play in the Frys/Sinclair area of the play along the Saskatchewan-Manitoba provincial border. Initial completion and production volumes indicate a combined net 225 to 250 bopd from the new wells. These wells appear to be the best wells drilled by Grand Banks on the play to date. This area has the potential for up to eight horizontal wells per section with significant upside from future water flooding. Additionally, a vertical well drilled on our acreage to the south of has proven up an extension to the Sinclair pool discovered by Grand Banks in early 2005. Delineation of this pool, with vertical and horizontal wells, will continue in 2007. We also recently performed a "surgi-frac" on the one horizontal well that we had drilled in 2005. That well was

drilled at a time when we had less knowledge of the reservoir and was not optimally located in the zone. The fracture treatment, which is based on new technology developed for the Bakken play at Viewfield, Saskatchewan, was performed without problems, and we have begun pumping back the frac fluid from the treatment to evaluate the productivity of the well.

Following up on success from this horizontal drilling and the application of fracturing technology, Grand Banks has identified the potential for over 30 net drilling locations on the play.

3. Kingsford, Saskatchewan: Grand Banks has completed the upgrades on its operated production facility at the Kingsford Midale light oil property, which is strategically located adjacent to the Steelman Midale Unit. Starting in late 2005 we drilled up an extension to the Steelman Midale Pool, which has been on production since 1954. The Midale formation at Steelman is a good quality oil reservoir that produces 32 degree API oil and is characterized by high recovery factors. The potential of the pool has been further enhanced recently by the success of the miscible CO_2 flood on a similar reservoir located at Weyburn, Saskatchewan.

We currently produce almost 300 net barrels per day of oil from eight wells. Our production battery, which has the capacity to process gross fluid volumes of over 4,000 bbls/d, creates the potential for increased oil volumes through the optimization of pumping equipment on our existing wells and the drilling and tie-in of new wells in the area. We have identified two low-risk horizontal development locations on our lands, slated for drilling in 2007, that with success could add over 200 barrels oil per day of initial net production to Grand Banks.

4. Wood River, Alberta: Grand Banks (68% working interest) has successfully completed the drilling of a re-entry well located in the Wood River area of Alberta that produces oil from a Leduc reservoir. We have completed the well and are making arrangements to re-activate the existing pipeline that is connected to a production facility.

Outlook:

Grand Banks, as of September 30, 2006, had a net debt (including working capital deficiency) of $9.57 million. Current bank lines are $10.5 million, and the Company expects that its lending limits will be increased after the Tower Creek 2-21 well is placed on production. Current cash flow is in the $600,000 to $700,000 per month range, but this is expected to increase towards year end as we bring on new oil production from our ongoing drilling program. November production is expected to average about 970 boe/d. Year end production guidance is 1,000 to 1,100 boe/d, of which over 80% is high-netback light oil.

Gross corporate production rates are expected to increase to about 1,500 boe/d once the Tower Creek (Harley) Leduc well commences production in mid-2007. The follow up well that we are planning at Tower Creek (targeted to spud in February, 2007) has the potential to increase net production by another net 500 to 600 boe/d, to the 2,000 boe/d range, later in the year.

We are in the best position in respect of reserves, production potential, drilling inventory, and share value that we have ever been in the history of the Company.

The decline in natural gas price has created additional opportunities to access land and deals for the drilling of other high impact exploration wells. Our new gas exploration joint venture at Noel is an example of that. Grand Banks is currently reviewing opportunities to add to our exploration prospect inventory. We are also looking at acquisition opportunities for both oil and natural gas. As the result of proposed legislation changes respecting the taxation of income trusts and the slow down in drilling and financing activities in Canada, we believe that the opportunities to acquire good quality properties at a reasonable price will much better that we have seen in recent years. Also, the proposed tax changes respecting income trusts will put Grand Banks in a better competitive position respecting acquisitions, because we possess over $48 million in tax pools.

Our exploration successes, together with our extensive land position in south east Saskatchewan and Manitoba, have put our Corporation in a particularly favorable strategic position. Our large area joint venture exploration farm-in in Saskatchewan is looking more and more promising as we and other companies drill light oil wells and develop drilling and fracturing technologies that enhance the economics of the Stoughton/Viewfield Bakken light oil play. A significant portion of the land is located in an area where there has been successful exploratory drilling and recent acquisition and divestiture activity. The dramatic increase in drilling, both exploration and development, in south east Saskatchewan generally, makes the wide area deal more prospective than ever, since any successful well that is drilled near any lands that we control will help to reduce risk and prove up value to those lands.

At Frys East, on the Saskatchewan side of the Sinclair, Manitoba Torquay light oil play, we are very excited about the performance of the three horizontal oil wells that we have recently drilled. Our oil production from the area has more than tripled to a level of about 330 bopd. The performance of these horizontal wells, along with recent vertical wells that have expanded the known area of thicker, better quality reservoir over our lands, have dramatically improved the potential of our 22,000 net acre land base.

We are currently in the process of planning our capital budget for 2007. The determination of the optimal strategy with respect to developing and exploring our properties, will be driven, as always, by the potential for the timely creation of value, on a per share basis, for our shareholders.

Grand Banks has prepared an updated corporate presentation which has been posted to our website, located at www.grandbanksenergy.com.

On behalf of the Board of Directors,

(signed)

Edward C. McFeely
November 22, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited financial statements of Grand Banks and accompanying notes for the six months ended September 30, 2006 and 2005. In this MD&A, production and reserves information are commonly reported in units of barrels of oil equivalent ("boe"). For purposes of computing such units, natural gas is converted to equivalent barrels of oil using a conversion factor of six thousand cubic feet to one barrel of oil. This conversion ratio of 6:1 is based on an energy equivalent wellhead value for the individual products. Such disclosures of boes may be misleading, particularly if used in isolation. Readers should be aware that historical results are not necessarily indicative of future performance.

This MD&A and the unaudited interim financial statements and accompanying notes have been prepared by management and approved by the Audit Committee of the Board of Directors of Grand Banks and include information to November 22, 2006. These interim financial statements have not been reviewed or audited on behalf of the shareholders by the Company's independent external auditors, Deloitte & Touche.

All financial measures presented in this Interim Report are expressed in Canadian dollars unless otherwise indicated.

Operations

Drilling

During the third quarter of 2006, Grand Banks participated in the drilling of 9 (5.0 net) wells. The Corporation operated 7 (4.5 net) of these wells. This program resulted in 8 (4.5 net) oil wells and 1 (0.5 net) standing natural gas well for a 100% success rate. The eight oil wells are all currently on production. The standing natural gas well is waiting on a down-spacing approval and is expected to be on production by the third quarter of 2007.

Facilities

The Grand Banks et al Tower Creek 2-21-55-27 W5M gas well was completed in the third quarter 2006 and tested at 15 mmscf/d of natural gas from a Leduc pinnacle reef. It is anticipated that the well will commence production at a rate in excess of 20 mmscf/d. Grand Banks is the operator of the well and participated for a 16.67% (non-reverting) working interest. An agreement was negotiated with a major mid-streaming company where they will install 11 miles of 8 inch sour gathering line at their cost to allow the processing of this gas at their sour gas plant. Grand Banks is proceeding with the design, acquisition and installation of the necessary field processing facilities and expects that this well will be on production by mid-2007.

Sales Volumes

	Three Months Ended September 30,			Nine Months Ended September 30,		
	2006	2005	Change	**2006**	2005	Change
Sales Volumes (average)			*(%)*			*(%)*
Crude oil and liquids *(bbls/d)*	**569**	227	**151**	**579**	169	243
Natural gas *(mcf/d)*	**1,464**	4,755	**(69)**	**1,622**	4,220	(62)
Royalty income *(boe/d)*	**-**	1	**(100)**	**-**	2	(100)
Average boe/d *(6:1)*	**813**	1,021	**(20)**	**850**	874	(3)

The 151% increase in oil and liquids volumes for the three months ended September 30, 2006 and the 243% increase for nine months ended September 30, 2006 both resulted from new wells at Kingsford and Stoughton in southeast Saskatchewan and from the Sinclair area in southwestern Manitoba. The decline in natural gas volumes for those same periods was primarily due to expected natural declines at Virginia Hills in Alberta. All of the Corporation's sales volumes consisted of natural gas and light to medium crude oil, with no heavy oil.

Financial Results

The following comments relate to results for the three and nine months ended September 30, 2006 compared with the same periods in 2005 unless otherwise stated.

Gross Revenues

	Three Months Ended September 30,			Nine Months Ended September 30,		
	2006	2005	Change	**2006**	2005	Change
(000s)	*($)*	*($)*	*(%)*	*($)*	*($)*	*(%)*
Crude Oil and liquids	**3,667**	1,264	190	**10,194**	2,576	296
Natural gas	**793**	3,824	(79)	**2,943**	9,024	(67)
Royalty income	**3**	7	(57)	**4**	28	(86)
Interest and other income	**6**	22	(73)	**48**	96	(50)
	4,469	5,117	(13)	**13,189**	11,724	12

Gross revenues declined 13% during the third quarter of 2006 due to a 20% decline in average sales volumes partially offset by a 10% increase in average product prices. Crude oil and liquids revenues increased 190% in the third quarter of 2006 due to a 151% increase in sales volumes and a 16% increase in crude oil prices. Crude oil and liquid prices averaged $70.07 per barrel in the third quarter of 2006 compared with $60.41 per barrel in the same quarter in 2005. Natural gas revenues declined 79% in the third quarter of 2006 compared to the third quarter of 2005 due to an expected 69% decrease in natural gas volumes combined with a 33% decrease in average prices. The Corporation has not hedged any of its production.

For the nine months ended September 30, 2006, gross revenues increased 12% from the first nine months of 2005, due to a 16% increase in average product prices, partially offset by a 3% decline in total sales volumes. Crude oil and liquids revenues increased 296% due to a 243% increase in average sales volumes combined with a 15% increase in average prices. Natural gas revenues declined 67% during the first three quarters, due to a 62% decrease in natural gas volumes and an 15% decline in product prices.

Interest income declined due to lower average cash balances earning interest. The Corporation has not hedged any of its production.

Royalty Expenses

	Three Months Ended September 30,			Nine Months Ended September 30,		
	2006	2005	Change	**2006**	2005	Change
(000s)	*($)*	*($)*	*(%)*	*($)*	*($)*	*(%)*
Royalty Expenses	**1,023**	1,495	(32)	**2,594**	3,159	(18)
$/boe	**13.68**	15.91	(14)	**11.18**	13.24	(16)
Royalty rate	**22.9%**	29.4%		**19.7%**	27.2%	

Royalty Expenses – continued

For the three months ended September 30, 2006, the amount of royalties decreased compared to the same period in 2005, due to lower sales revenue combined with an increased proportion of revenue from new wells with royalty holidays. For the nine months ended September 30, 2006, royalty costs decreased due to an increased proportion of revenues from new wells with royalty holidays.

Production Expenses

	Three Months Ended September 30,			Nine Months Ended September 30,		
	2006	2005	Change	**2006**	2005	Change
(000s)	*($)*	*($)*	*(%)*	*($)*	*($)*	*(%)*
Production Expenses	**671**	583	15	**2,037**	1,399	46
$/boe	**8.97**	6.21	44	**8.78**	5.86	50

The increase in $/boe was the result of a decline in low cost gas volumes produced at Virginia Hills in Alberta. Current production costs reflect the greater increase in oil production and its higher per unit production costs.

Depletion, Amortization and Accretion ("DD&A")

	Three Months Ended September 30,			Nine Months Ended September 30,		
	2006	2005	Change	**2006**	2005	Change
(000s)	*($)*	*($)*	*(%)*	*($)*	*($)*	*(%)*
Depletion and amortization	**2,082**	3,493	(40)	**7,368**	8,023	(8)
Loss on asset retirement	**-**	76	(100)	**-**	76	(100)
Accretion of Asset Retirement Obligations	**22**	17	29	**61**	49	24
	2,104	3,586	(41)	**7,429**	8,148	(9)
$/boe	**28.14**	38.17	(26)	**32.03**	34.14	(6)

The 41% decrease in depletion, amortization and accretion costs for the three months ended September 30, 2006 was primarily due to a 28% decrease in the depletion rate combined with a 20% decrease in average production volumes versus the same quarter in 2005. Proved reserves were assigned to the Tower Creek 2-21-55-27W5 well during the third quarter of 2006. This well is not on stream. For the nine months ended September 30, 2006, depletion, amortization and accretion costs decreased 9% due to increased proved reserves in the third quarter of 2006.

Interest

	Three Months Ended September 30,			Nine Months Ended September 30,		
	2006	2005	Change	**2006**	2005	Change
(000s)	*($)*	*($)*	*(%)*	*($)*	*($)*	*(%)*
Interest Expenses	**33**	5	560	**137**	56	145
$/boe	**0.44**	0.05	780	**0.59**	0.23	157

The increase in interest costs in 2006 was due to higher loan fees and an increase in interest bearing flow through share obligations compared with 2005.

General and Administrative Costs

	Three Months Ended September 30,			Nine Months Ended September 30,		
	2006	2005	Change	**2006**	2005	Change
(000s)	*($)*	*($)*	*(%)*	*($)*	*($)*	*(%)*
Gross General and Administrative costs	**372**	350	6	**1,345**	1,090	23
Overhead recovered	**(107)**	(73)	47	**(414)**	(119)	248
Overhead capitalized	**-**	(26)	100	**-**	(181)	100
	265	251	6	**931**	790	18
$/boe	**3.54**	2.67	33	**4.01**	3.31	21

General and administrative costs increased due primarily to costs of expanded operations and reduced overhead capitalized partially offset by increased recoveries from operations. Overhead recoveries increased due to more operated capital projects. The decrease in capitalized overhead was due to higher overhead recovered.

Stock-Based Compensation

	Three Months Ended September 30,			Nine Months Ended September 30,		
	2006	2005	Change	**2006**	2005	Change
(000s)	*($)*	*($)*	*(%)*	*($)*	*($)*	*(%)*
Stock-Based Compensation	**147**	311	(53)	**699**	516	35
$/boe	**1.97**	3.31	(40)	**3.01**	2.16	39

Stock-based compensation costs increased in 2006 as the Corporation issued more stock options earlier in 2006 compared with 2005. Stock-based compensation costs are amortized over the vesting period, which is up to two years from the date of grant.

Net Income / Loss

Grand Banks recorded net income of $226,000 or $0.01 per share for the third quarter of 2006 compared with net loss of $1,114,000 or $0.04 per share in 2005. The increase in net income was due to lower depletion costs related to the proved reserves added during the third quarter from the Tower Creek well. For the nine months ended months ended September 30,

Net Income / Loss - continued

2006 the Company recorded a net loss of $638,000 compared with a net loss of $377,000 in the same period in 2005. The net loss for 2005 includes a future tax recovery of $1,967,000. No future tax recovery was recorded in 2006.

Liquidity and Capital Resources

At September 30, 2006, the Corporation had working capital deficiency (net debt) of $9,571,000 versus $1,777,000 working capital at December 31, 2005. During the first three quarters of 2006, the Corporation had funds flow from operations of $7,490,000. (See "Non-GAAP Measures.") Grand Banks currently has a $10,500,000 line of credit available at the bank's prime rate plus 0.25%, which was partially drawn at September 30, 2006. The Corporation has not declared any dividends. Subsequent to quarter end the Company raised $4,200,000 of gross proceeds by an issue of flow-through common shares. The Company's spending plans currently require additional financing early in 2007.

The Corporation had a $740,000 flow-through spending obligation at September 30, 2006, which it believes will be met by the December 31, 2006 deadline.

Financing Activities

During the first quarter of 2006, the Corporation was granted an increase in its line of credit from $5,400,000 to $10,000,000. In the third quarter of 2006 this line of credit was increased to $10,500,000. The Company also raised $4,200,000 from the sale of flow-through common shares, at $2.10 per share, subsequent to the third quarter of 2006.

Investing Activities

	Three Months Ended September 30,			Nine Months Ended September 30,		
	2006	2005	Change	**2006**	2005	Change
(000s)	*($)*	*($)*	*(%)*	*($)*	*($)*	*(%)*
Land	**216**	323	(33)	**1,445**	1,272	14
Geological and geophysical	**22**	184	(88)	**312**	441	(29)
Drilling and completion	**4,952**	4,533	9	**14,154**	11,603	22
Equipment and gathering	**902**	356	153	**2,907**	1,694	72
G&A capitalized	**-**	25	(100)	**-**	181	(100)
Office equipment	**5**	-		**24**	8	200
	6,097	5,421	12	**18,842**	15,199	24
Proceeds of disposition	**-**	(130)	100	**(123)**	(1,215)	(90)
Additions to property and equipment, net of proceeds	**6,097**	5,291	15	**18,719**	13,984	34

The increase in capital spending was primarily due to the 2-21-55-27W5 well at Tower Creek and production facilities at Kingsford.

Financial Instruments

Grand Banks has not entered into any commodity or financial instrument hedges, however, it does carry various forms of financial instruments, all of which are recognized in the Corporation's financial statements. Unless otherwise indicated in the financial statements, it is management's opinion that the Corporation is not exposed to excessive interest, currency or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise indicated. The Corporation has no unrecognized gains or losses on its financial instruments

Obligations

As of September 30, 2006	Payments Due By Period				
	Total	Less Than 1 Year	1 – 3 Years	4 – 5 Years	After 5 Years
(000s)	*($)*	*($)*	*($)*	*($)*	*($)*
Office lease	1,444	46	530	595	273
Flow-through shares	740	740	-	-	-
Operating leases	11	11	-	-	-
Lease rentals land	424	44	159	176	45
Asset retirement obligations	1,714	261	83	6	1,364
Total contractual obligations	4,333	1,102	772	777	1,682

At September 30, 2006, the Corporation had negative working capital of $9,571,000 of which $5,044,000 was bank indebtedness.

Transactions with Related Parties

All related party transactions are in the normal course of operations and have been measured at the agreed to exchange amounts, which is the amount of consideration established and agreed to by the related parties and which is similar to those negotiated with third parties.

(a) The Corporation conducts oil and gas exploration and development activities and related transactions with organizations managed or controlled by directors. These transactions are negotiated and conducted using standard industry agreements and terms.

(b) Consulting fees of $173,000 (2005 – $114,000) were incurred to companies controlled by officers of the Corporation for the period ended September 30, 2006. These officers did not receive a salary during the period covered by the consulting fees.

(c) Included in general and administrative expenses is $36,000 (2005 – $36,000) relating to directors' fees paid to independent directors.

(d) Included in other income is $1,800 (2005-$7,400) of interest charged on the share purchase loans.

Transactions with Related Parties - continued

(e) Grand Banks entered into a five year office lease and subsequent to September 30, 2006 assigned this lease to a private company controlled by a director and officer of the Company. The related party company assumed all of the obligations under the office lease and granted back a sublease to Grand Banks at the same rate as those in the original lease. The purpose of the assignment was to provide flexibility to optimize future use of the space.

Subsequent Events

(a) On October 27, 2006 and November 2, 2006 the Company closed private placements of 2,000,000 flow-through common shares at $2.10 per share for gross proceeds of $4,200,000.

(b) Subsequent to September 30, 2006 an officer and an employee each exercised employee stock options for the purchase of a total of 25,000 common shares for total proceeds of $25,000.

Disclosure Controls

In October and November 2006, the Corporation's management evaluated the effectiveness of the design and operation of its disclosure controls and procedures ("Disclosure Controls"), as defined under rules adopted by the Canadian Securities Administrators. This evaluation was performed by a third party under the supervision of, and with the participation of, the President and Chief Executive Officer and Chief Financial Officer.

The report showed that the disclosure policy was basically effective although in some cases administrative steps documenting the approvals were not complete. The report made recommendations to enhance disclosure procedures, and the Company is considering additional changes to improve the process.

Disclosure Controls are procedures designed to ensure that information required to be disclosed in documents filed with securities regulatory authorities is recorded, processed, summarized and reported on a timely basis, and is accumulated and communicated to the Corporation's management, including the President and Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

The Corporation's management, including the President and Chief Executive Officer and Chief Financial Officer, does not expect that the Corporation's Disclosure Controls will prevent or detect all error and all fraud. Because of the inherent limitations in all controls systems, an evaluation of controls can provide only reasonable, not absolute, assurance that all control issues and instances of fraud or error, if any, within the Corporation have been detected.

Based on the evaluation of Disclosure Controls, the President and Chief Executive Officer and Chief Financial Officer conclude that, subject to the inherent limitations noted above, the Corporation's Disclosure Controls are effective in ensuring that material information relating to the Corporation is made publicly available on a timely basis.

Summary of Quarterly Results

Three Months Ended	Dec.31, 2004	Mar.31, 2005	Jun.30, 2005	Sep.30, 2005	Dec.31, 2005	Mar.31, 2006	Jun.30, 2006	**Sep.30, 2006**
Sales Volumes								
Crude oil and liquids *(bbls/d)*	81	98	180	227	522	643	527	569
Natural gas *(mcf/d)*	904	2,224	5,653	4,755	2,690	1,844	1,561	1,464
Royalty income *(boe/d)*	7	4	1	1	-	-	-	-
Average boe/d *(6:1)*	238	473	1,123	1,021	970	951	787	813
Product Prices								
Crude oil and liquids *($/bbl)*	48.71	52.79	51.82	60.41	57.34	57.21	67.10	70.07
Natural gas *($/mcf)*	6.75	7.02	7.37	8.74	11.60	7.80	6.02	5.89
Oil equivalent *($/boe)*	43.29	41.97	45.48	54.23	63.01	53.84	56.86	59.68
(000s, except per share amounts)	*($)*	*($)*	*($)*	*($)*	*($)*	*($)*	*($)*	*($)*
Financial Results								
Gross revenues	993	1,921	4,686	5,117	5,653	4,632	4,088	4,469
Net income (loss)	1,299	(282)	1,019	(1,114)	1,307	(425)	(439)	226
Per share – basic	0.06	(0.01)	0.04	(0.04)	0.04	(0.01)	(0.01)	0.01
Per share – diluted	0.06	(0.01)	0.04	(0.04)	0.04	(0.01)	(0.01)	0.01
Funds flow from operations	284	856	2,681	2,532	2,997	2,803	2,209	2,477
Additions to property and equipment, net of proceeds	9,257	6,673	2,020	5,291	8,270	7,196	5,426	6,097
Total assets	24,647	30,934	31,492	34,713	42,336	43,511	42,371	44,526
Working capital	3,802	3,805	4,499	3,725	1,777	(2,576)	(6,011)	(9,571)
Flow-through share obligation	5,000	7,350	6,350	5,350	6,740	3,500	1,800	740
Asset retirement obligation	341	477	827	832	894	964	753	837

Quarterly Comparison:

The quarterly results are prepared without audit or review by the Corporation's independent auditors. The table summarizes the Corporation's financial and operating results for the past eight quarters. Sales volumes are average for the period shown, net to the Corporation, before the deduction of royalties.

Sales Volumes

Sales volumes have increased from the fourth quarter of 2004 to the current quarter due to drilling results. The increase in natural gas volumes is due to successful drilling in Bittern Lake, Blueberry, Bonanza, Berland River, Pouce Coupe and Virginia Hills in Alberta. The subsequent decrease in natural gas volumes is the result of natural declines and a shift in capital expenditures towards oil development. Crude oil and liquid volumes rose from the fourth quarter of 2004 to the current quarter due to new wells at Kingsford, Stoughton, Sinclair and Frys in the Williston basin area of Saskatchewan and Manitoba.

Gross Revenues

Total gross revenues increased from the fourth quarter of 2004 to the fourth quarter of 2005 due to higher sales volumes and product prices, and decreased in the first two quarters of 2006 due to sales volumes declines combined with a decrease in natural gas prices.

Hedging

Grand Banks did not have any hedges. All of the Corporation's natural gas, crude oil and liquids were sold at spot prices, which are subject to world and North American supply and demand fundamentals.

Net Income (loss)

Grand Banks had a net income in four of the past eight quarters. Decreased costs of finding proved reserves have reduced depletion costs in the third quarter of 2006. The Corporation had net income in three quarters as a result of recording a future tax benefit from flow-through shares. These future tax benefits were recorded the fourth quarter of 2004 ($2,259,000) the second quarter of 2005 ($1,967,000) and the fourth quarter of 2005 ($1,123,000) resulting in a net income for those quarters.

Other Items

Outstanding Shares and Options

The following table is a summary of the Corporation's share capital structure:

As at	September 30, 2006	November 22, 2006
(000s)	*(#)*	*(#)*
Common shares outstanding	**29,890**	**31,915**
Options outstanding	**2,879**	**2,854**
Fully diluted	**32,769**	**34,769**

Outstanding Shares and Options -- (continued)

Stock Options	Shares	Weighted Average Exercise Price	Weighted Average Term
	(#000s)	*($)*	*(Years)*
Options outstanding, December 31, 2005	2,310	1.10	4.6
Options outstanding, September 30, 2006	**2,879**	**1.24**	**4.3**
Options vested, September 30, 2006	**2,163**	**1.15**	**3.8**

Accounting Policy Changes

There were no accounting policy changes in 2006.

Critical Accounting Estimates

Management is required to make judgements, assumptions and estimates in the application of generally accepted accounting principles that have a significant impact on the financial results of the Corporation.

Reserve estimates have a significant impact on income or loss, as they are a key component in the calculation of depletion and depreciation and site restoration costs. A change in the reserve quantity estimates will result in a corresponding change in depletion, depreciation and site restoration costs. In addition, if capitalized costs are determined to be in excess of the calculated ceiling, which is based on reserve quantities and values, the excess must be written off as an expense. The reserves and estimated future net cash flow from the assets of Grand Banks have been independently evaluated by Paddock Lindstrom & Associates Ltd at August 31, 2006 and updated by management to September 30, 2006. The reserve estimates are approved by the reserves committee and the Board of Directors.

Future site restoration costs are estimated and amortized over the life of reserves. These costs were estimated by management using industry standard guidelines. A change in estimated future site restoration costs will change the amortization of site restoration costs included in depletion and depreciation expense.

Non-GAAP Measures

Funds generated from operations is not a recognized measure under Canadian generally accepted accounting principles ("GAAP"). Management believes that funds generated from operations is a useful measure of financial performance. For the purposes of funds generated from operations calculations, the following table reconciles the non-GAAP financial measures "funds flowed from operations" to "net income," the most comparable measure calculated in accordance with GAAP:

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2006	2005	**2006**	2005
(000s)	*($)*	*($)*	*($)*	*($)*
Net income (loss)	**226**	(1,114)	**(638)**	(377)
Adjustments for:				
Accretion of asset retirement obligation	**22**	17	**61**	49
Depletion and amortization	**2,082**	3,493	**7,368**	8,023
Loss on settlement of asset retirement	**-**	76	**-**	76
Stock-based compensation	**147**	311	**699**	516
Future income tax (recovery)	**-**	-	**-**	(1,967)
Funds flow from operations	**2,477**	2,783	**7,490**	6,320

Netback is the average per unit of volume for oil and gas revenues less royalties and production costs incurred. Netback is expressed in terms of dollars per boe and is calculated in accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities.

Forward-Looking Statements

This Annual Report contains forward-looking or outlook information with respect to Grand Banks. The use of any of the words "anticipate," "continue," "estimate," "expect," "may," "will," "project," "should," "believe," "outlook," and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in the Corporation's forward-looking statements. Consequently, all of the forward-looking statements made in this Annual Report are qualified by these cautionary statements and there can be no assurance that actual results or developments anticipated by the Corporation will be realized, or that they will have the expected consequences or effects on the Corporation or its business or operations. The Corporation assumes no obligation to update publicly any such forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The Corporation's actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this MD&A.

- Volatility in market prices for oil and natural gas.
- Risks inherent in the Corporation's operations.
- Geological, technical, drilling and processing problems.
- General economic conditions.
- Industry conditions, including fluctuation in the price of oil and natural gas.
- Governmental regulations.
- Fluctuation in foreign exchange and interest rates.
- Unanticipated events that can reduce production or cause production to be shut-in or delayed.
- Failure to obtain industry partners and other third party consents and approvals, when required.
- The need to obtain required approvals from regulatory authorities.
- The other factors discussed in the "Operational and Other Business Risks" section of this MD&A.

Operational and Other Business Risks

Need to Replace and Grow Reserves

The future oil and natural gas production of Grand Banks, and therefore future cash flows, are highly dependent upon ongoing success in exploring its current and future undeveloped land base, exploiting the current producing properties and acquiring or discovering additional reserves. Without reserve additions through exploration, acquisition or development activities, reserves and production will decline over time as reserves are depleted.

The business of discovering, developing or acquiring reserves is capital intensive. To the extent cash flows from operations are insufficient and external sources of capital become limited or unavailable, the ability of Grand Banks to make the necessary capital investments to maintain and expand its oil and natural gas reserves may be impaired.

There can be no assurance that the Corporation will be able to find and develop or acquire additional reserves to replace and grow production at acceptable costs.

Exploration, Development and Production Risks

Oil and natural gas exploration involves a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. There is no assurance that expenditures made on future exploration by Grand Banks will result in new discoveries of oil and natural gas in commercial quantities. It is difficult to project the costs of implementing an exploratory drilling program due to the inherent uncertainties of drilling in unknown formations, the costs associated with encountering various drilling conditions such as over pressured zones, tools lost in the hole and changes in drilling plans and locations as a result of prior exploratory wells or additional seismic data and interpretations thereof.

The long-term commercial success of Grand Banks depends on its ability to find, acquire, develop and commercially produce oil and natural gas reserves. No assurance can be given that the Corporation will be able to continue to locate satisfactory properties for acquisition or participation. Moreover, if such acquisitions or participation are identified, Grand Banks may determine that current markets, terms of acquisition and participation or pricing conditions make such acquisitions or participations uneconomic.

Future oil and gas exploration may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs. In addition, drilling hazards or environmental damage could greatly increase the cost of operations, and various field operating conditions may adversely affect the production from successful wells. These conditions include delays in obtaining governmental approvals or consents, shut-ins of connected wells resulting from extreme weather conditions, insufficient storage or transportation capacity or other geological and mechanical conditions. While diligent well

supervision and effective maintenance operations can contribute to maximizing production rate over time, production delays and declines from normal field operating conditions cannot be eliminated and can be expected to adversely affect revenue and cash flow levels to varying degrees.

In addition, oil and gas operations are subject to the risks of exploration, development and production of oil and natural gas properties, including encountering unexpected formations or pressures, premature declines of reservoirs, blowouts, sour gas releases, fires and spills. Losses resulting from the occurrence of any of these risks could have a materially adverse effect on future results of operations, liquidity and financial condition.

Reserve Estimates

The production forecast and recoverable estimates contained in the Corporation's reserve report are only estimates and the actual production and ultimate recoverable reserves from the properties may be greater or less than the reserve estimates.

There are numerous uncertainties inherent in estimating quantities of reserves and cash flows to be derived therefrom, including many factors that are beyond the control of Grand Banks. The reserve and cash flow information set forth therein represent estimates only. The reserves and estimated future net cash flow from the assets of Grand Banks have been independently evaluated by Paddock Lindstrom at year ends. Management estimates reserve quantities at the end of each quarter. These evaluations include a number of assumptions relating to factors such as initial production rates, production decline rates, ultimate recovery of reserves, timing and amount of capital expenditure, marketability of production, future prices of oil and natural gas, operating costs and royalties and other government levies that may be imposed over the producing life of the reserves.

These assumptions were based on price forecasts in use at the date the relevant evaluations were prepared and many of these assumptions are subject to change and are beyond the control of the Corporation. Actual production and cash flows derived therefrom will vary from these evaluations, and such variations could be material. The foregoing evaluations are based in part on the assumed success of exploitation activities intended to be undertaken in future years. The reserves and estimated cash flows to be derived therefrom contained in such evaluations will be reduced to the extent that such exploitation activities do not achieve the level of success assumed in the evaluations.

Volatility of Oil and Natural Gas Prices

The operational results and financial condition of Grand Banks will be dependent on the prices received for oil and natural gas production. Oil and natural gas prices have fluctuated widely during recent years and are determined by supply and demand factors, including weather and general economic conditions as well as conditions in other oil and natural gas regions. Any decline in oil and natural gas prices could have an adverse effect of the operations, proved reserves and financial conditions of Grand Banks and could result in a reduction of the net production revenue of the Corporation causing a reduction in its oil and gas acquisition and development activities. In addition, bank borrowings that might be made available to the Corporation are typically determined in part by the borrowing base of the reserves of Grand Banks. A sustained material decline in prices from historical average prices could reduce the borrowing base of the Corporation, therefore reducing the bank credit available to Grand Banks and possibly requiring that a portion of such bank debt be repaid.

Grand Banks uses the full cost method of accounting for oil and natural gas properties. Under this accounting method, capitalized costs are reviewed on a quarterly basis for impairment to ensure that the carrying amount of these costs is recoverable based on expected future cash flows.

Operational Hazards and Other Uncertainties

Oil and natural gas exploration operations are subject to all the risks and hazards typically associated with such operations, including hazards such as fire, explosion, blowouts and oil spills, each of which could result in substantial damage to oil and natural gas wells, production faculties, other property and the environment or in personal injury.

In accordance with industry practice, Grand Banks is not fully insured against all of these risks, nor are all such risks insurable. Although Grand Banks maintains liability insurance, where available, in an amount that it considers adequate and consistent with industry practice, the nature of these risks is such that liabilities could exceed policy limits, in which event Grand Banks could incur significant costs that could have a material adverse affect upon its financial condition. Business interruption insurance may also be purchased for selected facilities, to the extent that such insurance is available. Oil and natural gas production operations are also subject to all the risks typically associated with such operations, including premature decline of reservoirs and the invasion of water into producing formations.

Oil and natural gas exploration and development activities are dependent on the availability of drilling and related equipment in the particular areas where such activities will be conducted. Demand for such equipment or access restrictions may affect the availability and/or cost of such equipment to Grand Banks and may delay exploration and development activities. To the extent Grand Banks is not the operator of its oil and gas properties, the Corporation will be dependent on other operators for timing of activities related to non-operating properties and will be largely unable to direct or control the activities of the operators.

Although property title reviews are completed according to industry standards prior to the purchase of most oil and natural gas producing properties or the commencement of drilling wells, such reviews do not guarantee or certify that an unforeseen defect in the chain of title will not arise to defeat the claim of Grand Banks, which could result in the reduction of the revenue received by the Corporation.

Competition

There is strong competition relating to all aspects of the oil and natural gas industry. Grand Banks actively competes for capital, skilled personnel, undeveloped land, reserve acquisitions, access to drilling rigs, service rigs and other equipment, access to processing facilities and pipeline and refining capacity, and in all other aspects of its operations with a substantial number of other organizations, many of which may have greater technical and financial resources than Grand Banks.

Key Personnel

The success of Grand Banks depends in large measure on certain key personnel. The loss of the services of such key personnel could have a material adverse affect on the Corporation. Grand Banks does not have key person insurance in effect for management. The contributions of these individuals to the immediate operations of Grand Banks are likely to be of central importance. In addition, the competition for qualified personnel in the oil and natural gas industry is intense and there can be no assurance that the Corporation will be able to continue to attract and retain all personnel necessary for the development and operation of its business.

Environmental Risks

The oil and natural gas industry is subject to environmental regulations pursuant to a variety of international conventions and Canadian federal, provincial and municipal laws, regulations and guidelines. A breach of such regulations may result in the imposition of fines or issuances of clean-up orders in respect of Grand Banks or its assets. Such regulations may be changed to impose higher standards and potentially more costly obligations on the Corporation. There can be no assurance that future environmental costs will not have a material adverse affect on Grand Banks.

Other Information

Additional information relating to Grand Banks Energy Corporation can be accessed on the Corporation's website at www.grandbanksenergy.com and on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com.

CORPORATE INFORMATION

Board of Directors

Edward C. McFeely (2)(3)
Chairman of the Board
President & Chief Executive Officer
Grand Banks Energy Corporation

Thomas Bamford (1)(3)
Independent Businessman

Brian H. Gore (2)
Independent Businessman

Kenneth H. Hayes (1)(2)(3)
Chief Executive Officer
Wilderness Energy Corp.

W.J. McNaughton (1)
Independent Businessman

(1) Audit Committee Member
(2) Compensation Committee Member
(3) Reserves Committee Member

Officers

Edward C. McFeely
President & Chief Executive Officer

Keith Wilford, P.Eng.
Vice President Operations

Shawn McDonald, LL.B.
Vice President Land

George Hassler, P.Geol.
Vice President Exploration

David Blain, C.A.
Chief Financial Officer

Andrew D. Grasby, LL.B.
Corporate Secretary
McCarthy Tetrault LLP

Head Office

Suite 1600
444 Fifth Avenue S.W.
Calgary, Alberta T2P 2T8
Phone: (403) 262-8666
Fax: (403) 262-8796
E-Mail: infogbe@grandbanksenergy.com
Website: www.grandbanksenergy.com

Auditors

Deloitte & Touche LLP

Banker

ATB Financial

Legal Counsel

McCarthy Tetrault LLP

Evaluation Engineers

Paddock Lindstrom & Associates Ltd.

Transfer Agent

Computershare Trust Company of Canada

Stock Exchange Listing

TSX Venture Exchange
Trading Symbol: GBE

ABBREVIATIONS

bbl	barrel
bbls/d	barrels per day
bcf	billion cubic feet
boe	barrels of oil equivalent
boe/d	barrels of oil equivalent per day
mbbls	thousand barrels
mboe	thousand barrels of oil equivalent
mcf	thousand cubic feet
mcf/d	thousand cubic feet per day
mcfe	thousand cubic feet equivalent
mcfe/d	thousand cubic feet equivalent per day
mmbtu	million British Thermal Units
mmcf	million cubic feet
mmcf/d	million cubic feet per day
mmcfe	million cubic feet equivalent
mmcfe/d	million cubic feet equivalent per day
2-D	two dimensional
3-D	three dimensional

CONVERSION OF UNITS

1.0 acre	=	0.40 hectares
2.5 acres	=	1.0 hectare
1.0 bbl	=	0.159 cubic metres
6.29 bbls	=	1.0 cubic metre
1.0 foot	=	0.3048 metres
3.281 feet	=	1.0 metre
1.0 mcf	=	28.2 cubic metres
0.035 mcf	=	1.0 cubic metres
1.0 mile	=	1.61 kilometres
0.62 miles	=	1.0 kilometres

Natural gas is equated to oil on the basis of 6 mcf = 1 boe

GRAND BANKS ENERGY CORPORATION
2006 Third Quarter Interim Report (unaudited)

BALANCE SHEETS

	September 30, 2006	December 31, 2005
(000s) (unaudited)	*($)*	*($)*
ASSETS		
Current		
Cash and cash equivalents	-	5,443
Accounts receivable	**2,659**	3,656
Cash calls receivable	**2,273**	2,042
Prepaid expenses and advances	**92**	100
	5,024	11,241
Property and equipment *(Note 2)*	**39,502**	28,005
Future tax asset *(Note 7)*	-	3,090
	44,526	42,336
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Bank Indebtedness *(Note 3)*	**5,044**	-
Accounts payable and accrued liabilities *(Note 4)*	**9,551**	9,464
	14,595	9,464
Asset retirement obligation *(Note4)*	**837**	894
	15,432	10,358
Shareholders' Equity		
Equity instruments *(Note 5)*	**26,455**	29,228
Share purchase loans	**(48)**	(48)
Contributed surplus *(Note6)*	**2,317**	1,790
Retained earnings	**370**	1,008
	29,094	31,978
	44,526	42,336

See accompanying notes to the financial statements.

These interim financial statements have not been reviewed or audited on behalf of the shareholders by the Company's independent external auditors, Deloitte & Touche LLP.

On behalf of the Board of Directors:

(signed)
W.J. McNAUGHTON
Chairman of the Audit Committee

(signed)
KENNETH H. HAYES
Director

STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2006	2005	**2006**	2005
(000s, except per share amounts) (unaudited)	*($)*	*($)*	*($)*	*($)*
Revenue				
Crude oil and liquids	**3,667**	1,264	**10,194**	2,576
Natural gas	**793**	3,824	**2,943**	9,024
Royalty and process income	**3**	7	**4**	28
Interest income	**6**	22	**48**	96
	4,469	5,117	**13,189**	11,724
Less: royalties	**(1,023)**	(1,495)	**(2,594)**	(3,159)
	3,446	3,622	**10,595**	8,565
Expenses				
Accretion of asset retirement obligation *(Note4)*	**22**	17	**61**	49
Depletion and amortization	**2,082**	3,493	**7,368**	8,023
General and administrative	**265**	251	**931**	790
Interest	**33**	5	**137**	56
Loss on asset retirement	**-**	76	**-**	76
Production	**671**	583	**2,037**	1,399
Stock-based compensation *(Note 8)*	**147**	311	**699**	516
	3,220	4,736	**11,233**	10,909
Net income (loss) for the period	**226**	(1,114)	**(638)**	(2,344)
Future tax recovery	**-**	-	**-**	1,967
Net income (loss) for the period	**226**	(1,114)	**(638)**	(377)
Retained earnings, (deficit) beginning of period	**144**	815	**1,008**	78
Retained earnings (deficit), end of period	**370**	(299)	**370**	(299)
(loss) per share				
Basic and diluted *(Note 5)*	**0.01**	(0.04)	**(0.02)**	(0.01)

See accompanying notes to the financial statements.

STATEMENTS OF CASH FLOWS

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2006	2005	**2006**	2005
(000s) (unaudited)	*($)*	*($)*	*($)*	*($)*
Cash flows from operating activities				
Net (loss) income for the period	**226**	(1,114)	**(638)**	(377)
Adjustments for:				
Accretion of asset retirement obligation *(Note 4)*	**22**	17	**61**	49
Depletion and amortization	**2,082**	3,493	**7,368**	8,023
Loss on settlement of asset retirement	**-**	76	**-**	76
Stock-based compensation	**147**	311	**699**	516
Future income tax recovery	**-**	-	**-**	(1,967)
Funds flow from operations	**2,477**	2,783	**7,490**	6,320
Changes in non- cash operating working capital balances *Note 10*	**235**	(399)	**720**	(292)
Asset retirement costs incurred	**(2)**	(251)	**(3)**	(251)
	2,710	2,133	**8,207**	5,777
Cash flows from financing activities				
Bank indebtedness *(Note 3)*	**5,044**	-	**5,044**	-
Share purchase loans	**-**	95	**-**	95
Issue of shares, net	**105**	1,890	**145**	7,743
Change in non-cash working capital	**-**	-	**-**	214
	5,149	1,985	**5,189**	8,052
Cash flows from investing activities				
Proceeds on disposal of property and equipment	**-**	130	**123**	1,215
Additions to property and equipment	**(6,097)**	(5,421)	**(18,842)**	(15,199)
Change in non-cash investing working capital *(Note 10)*	**(3,738)**	2,082	**(120)**	101
	(9,835)	(3,209)	**(18,839)**	(13,883)
Decrease in cash and cash equivalents	**(1,976)**	909	**(5,443)**	(54)
Cash and cash equivalents, beginning of period	**1,976**	5,889	**5,443**	6,852
Cash and cash equivalents, end of period	**-**	6,798	**-**	6,798

See accompanying notes to the financial statements.

NOTES TO FINANCIAL STATEMENTS

September 30, 2006 and 2005

1. Nature of Operations

Grand Banks Energy Corporation's ("Grand Banks" or "the Corporation") principal business is the exploration, development and production of oil and gas properties. The Corporation was originally incorporated on June 25, 1969 under the British Columbia Companies Act and changed its name from Pacific Amber Resources Ltd. to Grand Banks Energy Corporation in 2003. The Corporation has been continued under the Alberta Business Corporations Act. The Corporation's common voting shares are listed on the TSX Venture Exchange.

The unaudited interim financial statements of the Corporation have been prepared by management in accordance with Canadian generally accepted accounting principles. The unaudited interim financial statements have, in management's opinion, been properly prepared using judgment within reasonable limits of materiality. Certain information and disclosures normally required to be included in the notes to the annual financial statements have been condensed or omitted. The interim financial statements should be read in conjunction with the financial statements and the notes hereto for the year ended December 31, 2005, except as otherwise noted.

The financial statements of Grand Banks Energy Corporation ("the Company") as at September 30, 2006 have been compiled by management and approved by the Company's Board of Directors on November 22, 2006. These interim financial statements and MD&A have not been reviewed or audited on behalf of the shareholders by the Company's independent external auditors, Deloitte & Touche LLP.

2. Property and Equipment

	Cost	Accumulated Depletion and Amortization	Net Book Value
(000s)	*($)*	*($)*	*($)*
September 30, 2006			
Furniture and equipment	**120**	**56**	**64**
Petroleum and natural gas properties	**59,664**	**20,226**	**39,438**
	59,784	**20,282**	**39,502**
December 31, 2005			
Furniture and equipment	97	44	53
Petroleum and natural gas properties	40,823	12,871	27,952
	40,920	12,915	28,005

Future development costs relating to proved reserves of $3,181,000 (December 31, 2005 – $2,885,000) have been included in the depletion calculation. The Corporation capitalized $Nil (September 30, 2005 - $180,900) of general and administrative costs during the nine months ended September 30, 2006. The Corporation excluded $3,076,000 (December 31, 2005 – $1,931,000) of undeveloped properties from the depletion calculation as follows:

2. Property and Equipment (continued)

(000s)	September 30 2006 ($)	December 31 2005 ($)
Unproven costs		
Land	**1,055**	1,430
Geological and geophysical	**306**	278
Drilling and completion	**1,715**	223
	3,076	1,931

The Corporation performed a ceiling test calculation at September 30, 2006 to assess the recoverable value of its oil and gas properties. The oil and gas future prices are based on the commodity price forecast of the Corporation's independent reserve evaluators. These prices have been adjusted for heating content, quality and transportation parameters specific to the Corporation. The following table summarizes the future benchmark prices used in the ceiling test calculation. Based on these assumptions there was no impairment at September 30, 2006.

Year	WTI Oil	CDN/US Exchange Rate	AECO Gas
	($US/bbl)	($)	($CDN/mmbtu)
2006	70.00	0.89	6.58
2007	65.00	0.88	8.73
2008	60.00	0.88	8.54
2009	55.00	0.88	7.95
2010	52.50	0.88	7.36
2011	53.55	0.88	7.45

Escalate thereafter 2.0% per year.

3. Bank Indebtedness

At September 30, 2006 the Corporation had a $10,000,000 (2005 – $5,400,000) revolving line of credit agreement with a Canadian financial institution. The line was increased to $10,500,000 subsequent to the quarter ending September 30, 2006. The line of credit bears interest at prime plus 0.25% per annum, secured by the assets of the Corporation, and is due on demand.

4. Asset Retirement Obligation

The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligation associated with the retirement of oil and gas properties:

	September 30 2006	December 31 2005
(000s)	*($)*	*($)*
Balance, beginning of year	**894**	341
Liabilities incurred in period	**146**	662
Asset retirement costs incurred	**(3)**	(274)
Loss on settlement of asset retirement obligation	**-**	98
Accretion expense	**61**	67
Balance, end of period	**1,098**	894
Less current portion	**261**	-
	837	894

The undiscounted amount of cash flows, required over the estimated reserve life of the underlying assets, to settle the obligation, adjusted for inflation is estimated at $1,953,000 (December 31,2005 – $1,354,000). The obligation was calculated using a credit-adjusted risk free discount rate of 8% and an inflation rate of 2%. It is expected that this obligation will be funded from the Corporation's general resources at the time the costs are incurred with the majority of costs expected to occur after 2011. No funds have been set aside to settle this obligation.

5. Equity Instruments

(a) Authorized

The authorized share capital consists of an unlimited number of common shares without nominal or par value.

(b) Issued and Outstanding

	Shares	Amount
(000s)	*(#)*	*($)*
Balance, December 31, 2004	23,272	18,159
Issued on exercise of warrants *(Note 4(g))*	1,808	2,259
Flow-through shares issued *(Note 4(h))*	4,670	9,190
Share issue costs	-	(380)
Balance, December 31, 2005	29,750	29,228
Issued on exercise of options *(Note 4(e))*	140	145
Transfer from contributed surplus	-	172
Tax effect flow-through shares [1]	-	(3,090)
Balance at September 30, 2006	**29,890**	**26,455**

(1) Calculated at an effective rate of 31.62% on renounced expenditures.

5. **Equity Instruments – (continued)**

(c) Per Share Amounts

The following table summarizes the calculation of basic net loss and diluted net loss per share for the nine months ended September 30, 2006 and 2005:

September 30,	2006	2005
(000s, except per share amounts)	*($)*	*($)*
Net income (loss) available to common shareholders	**(638)**	(377)
Weighted average number of common shares outstanding – basic	**29,795**	26,036
Dilutive effect of stock options	**893**	612
Dilutive effect of warrants	**-**	1,622
Weighted average number of common shares outstanding – diluted	**30,688**	28,270
Net loss per share		
Basic	**(0.02)**	(0.01)
Diluted	**(0.02)**	(0.01)

(d) Flow-Through Share Information

	September 30 2006	December 31 2005
(000s)	*($)*	*($)*
Remaining obligation, beginning of year	**6,740**	5,000
Amount of flow-through shares issued	**-**	9,190
Expenditures incurred	**(6,000)**	(7,450)
Remaining obligation, end of period	**740**	6,740

(e) Stock Options

The Option Plan allows directors, employees and consultants to be granted incentive based compensation under the Option Plan while allowing a rolling maximum of 10% of the number of issued and outstanding shares from time-to-time to be granted under the Option Plan. Options may be granted under the Option Plan with no vesting provisions at an exercise price as set by the Board of Directors of the Corporation from time-to-time, subject to the limitations of any stock exchange on which the common shares are listed.

As at September 30, 2006, the Corporation had the following stock options outstanding:

	Share Options	Option Price Per Share Range	Weighted Average Exercise Price
	(#000s)	*($)*	*($)*
Outstanding, December 31, 2005	2,310	1.00 - 1.25	1.10
Granted	695	1.65	1.65
Exercised	(140)	1.00 - 1.05	1.04
Granted	10	1.80	1.80
Granted	4	1.68	1.68
Outstanding, September 30, 2006	**2,879**	**1.00 – 1.80**	

5. Equity Instruments - (continued)

The following table summarizes information about the stock options outstanding at September 30, 2006 and December 31, 2005:

	Options Outstanding			Options Currently Exercisable		
Option Price	Share Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Shares Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
($)	*(#000s)*	*(Years)*	*($)*	*(#000s)*	*(Years)*	*($)*
September 30, 2006						
1.00	**155**	**2.3**	**1.00**	**155**	**2.3**	**1.00**
1.05	**1,285**	**3.7**	**1.05**	**1,285**	**3.7**	**1.05**
1.15	**150**	**4.1**	**1.15**	**100**	**3.6**	**1.15**
1.25	**580**	**4.8**	**1.25**	**387**	**4.3**	**1.25**
1.65	**695**	**5.4**	**1.65**	**232**	**4.4**	**1.65**
1.80	**10**	**5.7**	**1.80**	**3**	**4.7**	**1.80**
1.68	**4**	**6.0**	**1.68**	**1**	**5.0**	**1.68**
	2,879	**4.3**	**1.24**	**2,163**	**3.8**	**1.15**
December 31, 2005						
1.00	195	3.2	1.00	155	2.6	1.00
1.05	1,385	4.4	1.05	923	3.9	1.05
1.15	150	4.8	1.15	100	4.3	1.15
1.25	580	5.6	1.25	194	4.6	1.25
	2,310	4.6	1.10	1,372	3.9	1.08

(f) Issued on Exercise of Options and Warrants

During 2006, the Corporation issued 140,000 (2005 – 1,808,000) common shares at $1.00 to $1.25 per share for cash on the exercise of options and warrants.

(g) Common Shares Issued for Cash

In February 2005, the Corporation issued 3,000,000 flow-through shares at $1.95 per share for gross proceeds of $5,850,000. In December 2005, the Corporation issued 1,670,000 flow-through shares at $2.00 per share for gross proceeds of $3,340,000.

6. Contributed Surplus

	September 30 2006	December 31 2005
(000s)	*($)*	*($)*
Balance, beginning of year	**1,790**	1,107
Stock compensation costs	**699**	683
Transfer to equity instruments	**(172)**	-
Balance, end of period	**2,317**	1,790

7. Income Taxes

(a) Subject to confirmation by income tax authorities, the Corporation had the following tax pools available to reduce future taxable income:

	September 30 2006	December 31 2005
(000s)	*($)*	*($)*
Cumulative Canadian development expenses	**12,220**	8,182
Cumulative Canadian exploration expenses	**10,012**	9,918
Cumulative Canadian oil and gas property expenses	**2,805**	1,532
Foreign exploration and development expenses	**8,279**	8,948
Earned depletion	**-**	388
Undepreciated capital cost	**7,465**	4,773
Non-capital losses carried forward for tax purposes expiring between 2007 and 2011	**7,079**	8,745
Undeducted share issue costs carried forward	**669**	958
	48,529	43,444

The tax benefit of these tax pools in excess of carrying values has only been recognized to the extent of the future tax liability triggered by the issue of flow-through shares in 2005. A valuation allowance has been recorded for the remainder as the excess does not meet the test of more likely than not realization.

(b) At September 30, 2006, the Corporation had approximately $ 1,497,000 (2005 – $1,497,000) of capital losses available that have no expiry date and can be used to reduce future capital gains. The tax benefit of these losses has also not been recognized as a future asset as the ultimate realization of the asset value is uncertain.

(c) Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts for income tax purposes. The components of the Corporation's future income tax assets and liabilities are as follows:

	September 30 2006	December 31 2005
(000s)	*($)*	*($)*
Nature of temporary differences		
Property and equipment	**589**	4,928
Asset retirement obligation	**(249)**	(301)
Unused non-capital tax losses carried forward	**2,103**	2,955
Share issue costs	**199**	305
Unused capital losses carried forward	**111**	126
Other	**38**	-
	2,791	8,013
Valuation allowance	**(2,791)**	(4,923)
Future income tax asset (liability)	**-**	3,090

8. Stock Compensation

The total fair value of share options granted during the period was estimated at $795,000 (September 30, 2005 – $502,300) using the Black-Scholes option pricing model with the following assumptions:

September 30,	2006	2005
Dividend yield	**NIL**	NIL
Expected volatility *(%)*	**41 - 74**	76
Risk free rate of return *(%)*	**4.5**	4.5
Weighted average life *(years)*	**5**	5

9. Related Party Transactions

All related party transactions are in the normal course of operations and have been measured at the agreed to exchange amounts, which is the amount of consideration established and agreed to by the related parties and which is similar to those negotiated with third parties. Except as disclosed elsewhere in the financial statements, the Corporation had the following related party transactions:

(a) The Corporation conducts oil and gas exploration and development activities and related transactions with organizations managed or controlled by directors. These transactions are negotiated and conducted using standard industry agreements and terms.

(b) The Corporation incurred consulting fees of $173,000 (2005 – $114,000) to companies controlled by officers of the Corporation for the nine months ended September 30, 2006. These officers did not receive a salary during the period covered by the consulting fees.

(c) Included in general and administrative expenses is $36,000 (2005 - $36,000) paid for directors' fees to independent directors for the nine month period ended September 30, 2006.

(d) Included in other income is $1,800 (2005 – $7,400) of interest charged on the share purchase loans for the nine month period ended September 30, 2006.

(e) Grand Banks entered into a five year office lease and subsequent to September 30, 2006 assigned this lease to a private company controlled by a director and officer of the Company. The related party company assumed all of the obligations under the office lease and granted back a sublease to Grand Banks at the same rate as those in the original lease.

10. **Statement of Cash Flows**

(a) Changes in non-cash working capital balances are comprised of the following:

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2006	2005	**2006**	2005
(000s)	*($)*	*($)*	*($)*	*($)*
Accounts receivable	**(466)**	(548)	**997**	(2,134)
Cash calls receivable	**475**	198	**(231)**	317
Prepaid expenses and advances	**(18)**	-	**8**	29
Share purchase loans	**-**	-	**-**	214
Accounts payable and accrued liabilities	**(3,494)**	2,033	**(174)**	1,597
	(3,503)	1,683	**600**	23
Less amounts related to investing activities	**(3,738)**	2,082	**(120)**	101
Less amounts related to financing activities	**-**	-	**-**	214
	235	(399)	**720**	(292)

(b) For the nine months ended September 30, 2006 the cash interest paid was $84,000 (September 30, 2005 - $56,500). The Company has not paid any income taxes.

11. **Subsequent Events**

(a) On October 27, 2006 and November 2, 2006 the Company closed private placements of 2,000,000 flow-through common shares at $2.10 per share for gross proceeds of $4,200,000.

(b) Subsequent to September 30, 2006 an officer and an employee each exercised employee stock options for the purchase of a total of 25,000 common shares for total proceeds of $25,000.

Form 52-109F2 – Certification of Interim Filings

I, DAVID BLAIN, CHIEF FINANCIAL OFFICER OF GRAND BANKS ENERGY CORPORATION certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Grand Banks Energy Corporation, (the issuer) for the interim period ending September 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: November 22, 2006

"signed David Blain"
David Blain
Chief Financial Officer

Form 52-109F2 – Certification of Interim Filings

I, EDWARD C. MCFEELY, PRESIDENT AND CEO OF GRAND BANKS ENERGY CORPORATION certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Grand Banks Energy Corporation, (the issuer) for the interim period ending September 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: November 22, 2006

"signed Edward C. McFeely"
Edward C. McFeely
President & CEO

GRAND BANKS ENERGY CORPORATION

("GBE" – TSX-V)

GRAND BANKS ENERGY CORPORATION ANNOUNCES FINAL CLOSING OF PRIVATE PLACEMENT

Calgary, Alberta – November 2, 2006. Grand Banks Energy Corporation (the **"Company"**) is pleased to announce a second and final closing of its $4.2 million private placement of flow-through common shares. The second and final closing consisted of the issuance of 320,000 shares for gross proceeds of $672,000.

The shares issued are subject to a four month hold period that expires on March 3, 2007. An aggregate of $33,600 of agent fees were paid in connection with today's closing.

The net proceeds from the private placement will be used for exploration purposes.

For further information please contact:

Grand Banks Energy Corporation
1600, 444 – 5th Avenue S.W.
Calgary, Alberta T2P 2T8
Phone: (403) 262-8666
Fax: (403) 262-8796

E.C. (Ted) McFeely
Chairman, President and Chief Executive Officer

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This news release shall not constitute an offer to sell or the solicitation of any offer to buy the securities in any jurisdiction. The common shares offered will not be and have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirement.

NOT FOR DISTRIBUTION TO THE UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION TO THE UNITED STATES.

Barristers & Solicitors
Patent & Trade-mark Agents

McCarthy Tétrault

McCarthy Tétrault LLP
Suite 3300, 421-7th Avenue S.W.
Calgary AB T2P 4K9
Canada
Telephone: 403 260-3500
Facsimile: 403 260-3501
mccarthy.ca

Michelle Lowther
Direct Line: 403 260-
Direct Fax: 403 260-3501
E-Mail: mlowther@mccarthy.ca

November 2, 2006

COPY

VIA COURIER

TSX Venture Exchange
Corporate Finance
10th fl., 300 - 5 Avenue SW
Calgary AB T2P 3C4

Attention: Daneal McGeein
Analyst, Listed Issuer Services

Dear Sirs:

Re: Grand Banks Energy Corporation (the "Corporation")
Private Placement of 2,000,000 Flow-Through Common Shares @ $2.10/Share
Submission #118454

In connection with the closing of the above private placement, please find enclosed an executed Form 4B and the Corporation's cheque in the amount of $22,790.00, which represents the applicable filing fee plus GST.

We trust the foregoing is satisfactory, however, should you have any questions or concerns, please do not hesitate to contact the writer.

Yours very truly,

McCarthy Tétrault LLP

Per:

Michelle Lowther

Michelle Lowther
Paralegal, Securities/Searches & PPSA Registrations

MML/
Encls.

TSX venture EXCHANGE

FORM 4B
PRIVATE PLACEMENT NOTICE FORM

To obtain conditional acceptance only of the Private Placement, Issuers must complete Parts I, and II of this Form. To obtain final Exchange Acceptance, and acceptance for Expedited Private Placements, Issuers must also complete Part III (where applicable) and Parts IV and V of this Form.

I. GENERAL

1. Re: **GRAND BANKS ENERGY CORPORATION** (the "**Issuer**").

   Trading Symbol: **GBE.**

2. Date Price Reservation Form Filed: **Not applicable.**

   Date of News Release announcing Private Placement: **October 13, 2006**

3. Is this filing in relation to:

   a) an Expedited Private Placement, in compliance with the requirements as set out in section 6 of *Policy 4.1 - Private Placements*?
   Yes ☐ No ☒
   If Yes, please complete Parts I - III and V of this Form.

   b) Conditional Acceptance of a Non-Expedited Private Placement: Yes ☐ No ☒

   c) Final Acceptance of a Non-Expedited Private Placement: Yes ☒ No ☐

II. DETAILS OF PLACEMENT

4. Total amount of funds to be raised: **$4,200,000.**

5. Proposed use of proceeds:

   The net proceeds of the offering will be used for exploration.

6. (a) Description of shares to be issued:

(i) Class: **Common**.

(ii) Number: **2,000,000**.

(iii) Price per security: **$2.10**.

(b) Description of Warrants to be issued: **Not applicable**.

(i) Number of Warrants: ______________________.

(ii) Number of Listed Shares eligible to be purchased on exercise of Warrants: ______________________.

(iii) Exercise price of Warrants: Year 1: __________ Year 2: __________

Tier 1 Only: Year 3:__________ Year 4__________ Year 5__________

(iv) Expiry date of Warrants: ______________________.

(c) Description of Convertible Securities to be issued: **Not applicable**.

(i) Number/ Aggregate principal amount: ______________________.

(ii) Number of Listed Shares to be issued on conversion: __________.

(iii) Expiry/Maturity date: ______________________.

(iv) Interest rate: ______________________.

(v) Conversion terms: ______________________.

(vi) Default provisions: ______________________.

(d) Total Shares to be Issued [a(ii) + b(ii) + c(ii)]: **2,000,000 Common Shares**.

7. Issued and outstanding Listed Shares at the date of the price reservation:

29,889,584 Common Shares issued and outstanding at the date of the press release.

8. **Placees**

(a) The following table must be completed for all Expedited Private Placements and in order to receive conditional acceptance of other Private Placements. The table must disclose the identities of all purchasers, both of record as well as beneficial holders. Where such purchaser is of record only, the identity of the beneficial holder must also be disclosed. Subscriptions by current Insiders, Placees who will become Insiders as a result of the Placement, and Pro Group Placees must be disclosed to the Exchange prior to closing the Private Placement.

Name & Residential Address of Purchaser	*Name and Address of Beneficial Holder	# of Shares Purchased	**Post- closing Direct & Indirect Holdings in the Issuer	**% of Post-Closing Outstanding Shares	***Insider =I ProGroup =P
Duncan Moodie 2915 Underhill Drive N.W. Calgary, AB T2N 4E4		10,000	10,000	<1.0%	
John Stuart Hermon 641 Acacia Avenue Ottawa, ON K1M 0M6		25,000	25,000	<1.0%	
Qwest Energy 2006-II Flow-Through Limited Partnership 1601, 650 West Georgia Street Vancouver, BC V6B 4N7		445,000	945,000	3.0%	
CGF Resources 2006 Flow Through LP c/o Galileo Equity Management Ltd. 161 Bay St., Suite 4730, P.O. Box 215 Toronto, ON M5J 2S1		100,000	100,000	<1.0%	
NCE Diversified Flow-Through (06-2) Limited Partnership 130 King St. W., Suite 2850 Toronto, ON M5X 1A4		353,507	603,517	1.9%	
NCE Diversified Flow-Through (06) Limited Partnership 130 King St. W., Suite 2850 Toronto, ON M5X 1A4		46,493	46,493	<1.0%	
Judy MacDonald 116 Hawkwood Blvd. N.W. Calgary AB T3G 2S9		10,000	24,500	<1.0%	
Precept 2006 Flow-Through Limited Partnership by its general Partner Precept Precept 2006 FTS Management Limited Suite 600, 205 - 5th Avenue S.W. Calgary, AB T2P 2V7		100,000	100,000	<1.0%	
David Cornhill 2720 - 10 Street SW Calgary, AB T2T 3H2		29,000	29,000	<1.0%	
Tim Nakaska 100 Mount Belcher Place SE Calgary, AB T2Z 2G1		12,000	12,000	<1.0%	
Hung Duc Phung 177 Coral Springs Landing NE Calgary, AB T3J 3T5		20,000	20,000	<1.0%	
Douglas Stuve 17 Hidden Creek Park NW Calgary, AB T3A 6C5		9,500	9,500	<1.0%	

Name & Residential Address of Purchaser	*Name and Address of Beneficial Holder	# of Shares Purchased	**Post- closing Direct & Indirect Holdings in the Issuer	**% of Post-Closing Outstanding Shares	***Insider =I ProGroup =P
Richard Boxer 155 Dawlish Ave Toronto, ON M4N 1H6		12,000	12,000	<1.0%	
Cyril Garvey 6031 Signal Ridge Hts SW Calgary, AB T3H 2N8		2,500	2,500	<1.0%	
Bennett Camp 2634 Cranmore Rd Victoria, BC V8R 2A2		9,000	9,000	<1.0%	
MRF 2006 II Resource Limited Partnership 1 First Canadian Place 58th Floor PO Box 192 Toronto, ON M5X 1A6		125,000	125,000	<1.0%	
AGS Energy 2006-2 Limited Partnership CFO, Lawrence Asset Management, Manager Miles Nagamatsu 70 York Street Suite 1500 Toronto, ON M5J 1S9		125,000	125,000	<1.0%	
Loyola Keough 33 Woodpath Terrace SW Calgary AB T2W 5Z5		12,000	25,000	<1.0%	
David Bishop 1200, 700 - 2 Street SW Calgary, AB T2P 4V5		9,500	9,500	<1.0%	
David Fischer 1200 Deer River Circle S.W. Calgary, AB T2J 7A1		9,500	9,500	<1.0%	
Arlene Weisberg 6 Lawnhurst Blvd. Toronto, ON M6B 3C6		10,000	17,000	<1.0%	
Peter Anthony Puzzo 218 Roe Ave Toronto, ON M5M 2J4		20,000	20,000	<1.0%	
Wendy Earle 211 Cottingham St. Toronto, ON M4V 1C4		5,000	5,000	<1.0%	
Kevin Swanborough 383 Markland Drive. Toronto, ON M9C 1S1		10,000	10,000	<1.0%	
Brian Newlove 27 Luella Blvd. RR# 2 Minesing, ON L0L 1Y2		5,000	5,000	<1.0%	
Brian Fitzgerald 9612 146 Street. Edmonton, AB T5N 2Z1		10,000	10,000	<1.0%	
Lucy Casacia 2185 Rosemount Crescent		5,000	5,000	<1.0%	

Name & Residential Address of Purchaser	*Name and Address of Beneficial Holder	# of Shares Purchased	**Post- closing Direct & Indirect Holdings in the Issuer	**% of Post-Closing Outstanding Shares	***Insider =I ProGroup =P
Oakville, ON L6M 3P4					
Anne McGinnis 236 Alscot Crescent Oakville, ON L6J 4R4		2,500	17,500	<1.0%	P
Mark McGinnis 236 Alscot Crescent Oakville, ON L6J 4R4		50,000	162,800	<1.0%	P
Terrance C. Morey Site 5, Box 15 RR#1 Cochrane, AB T4C 1A1		10,000	10,000	<1.0%	
Ethel Cooper 11 Bayhampton Court Toronto, ON M3H 5L5		15,000	35,000	<1.0%	
J. Frederick Kozak 1315 6th Street N.W. Calgary, AB T2M 3E5		10,000	25,300	<1.0%	P
David Fleming 2201-1 Wood Ave. Montreal, PQ H3Z 3C5		7,500	7,500	<1.0%	
Grace Hauer 1029 Ruther Ford Place SW Edmonton, AB T6W 1J5		10,000	10,000	<1.0%	
William A Kanters 55 Riverside Way S.E. Calgary, AB TC2 3P1		5,000	5,000	<1.0%	P
Michael Cooper 11 Bayhampton Court Toronto, ON M3H 5L5		10,000	50,000	<1.0%	
Kristen Snethun 1103-39 Avenue S.W. Calgary, AB T2T 2K6		20,000	80,900	<1.0%	
Don Weiss 7260 Kananaskis Drive SW Calgary, AB T2V 2N2		10,000	30,000	<1.0%	
Glenn Robertson 125 Smith Street Kitimat, BC V8C 2R4		50,000	50,000	<1.0%	
Joseph T. Fong 681 Hawkside Mews NW Calgary, AB T3G 3S1		20,000	40,000	<1.0%	
Cordilleran 2006 Resources Limited Partnership 500, 900 West Hastings St. Vancouver, BC V6C 1E5		250,000	250,000	<1.0%	
TOTAL		**2,000,000**			

* if the purchaser is/will not be the beneficial holder, complete this information

** assuming exercise of Warrants issued pursuant to the Private Placement

*** If the Placee is an Insider prior to closing or will be an Insider post-closing, please indicate with an "I".

If unknown at time of filing, please indicate. The Exchange may issue conditional acceptance and permit the transaction to close where these Placees are not identified, but will not issue final acceptance for the Private Placement until this section is completed.

(b) If any Placees in item 8(a) are not individuals and a Corporate Placee Registration Form has not previously been filed or is not current, please attach the Corporate Placee Registration Form (Form 4C).

9. If this transaction is a Brokered Private Placement, provide the name of the Agent conducting the Private Placement:

Not applicable. However, the Board of Directors of the Corporation has approved the payment of a fee of 5% to arm's length persons in respect of sales to other arm's length subscribers.

10. Provide the following information for any bonus, finder's fee, commission or Agent's Option to be paid in connection with the Private Placement:

(a) Confirm that the sales Underwriter is arm's length to the Issuer.

Yes ☒ No ☐

If No, provide details regarding the relationship to the Issuer:

Not applicable.

(b) Name of Underwriter (name, address, beneficial ownership where applicable):

Trapeze Capital Corp.
22 St. Clair Avenue East, 18th Floor
Toronto, ON M4T 2S3

Canaccord Capital Corporation
Suite 2200, 450 - 1st Street S.W.
Calgary, AB T2P 5P8

Northern Securities Inc.
150 York St., Suite 1800
Toronto, ON M5H 3S5

Acumen Capital Finance Partners Limited
Suite 700, 404 6th Ave. SW
Calgary, AB T2P 0R9

Haywood Securities Inc.
400 Burrard Street, Suite 2000
Vancouver, BC V6C 3A6

Raymond James
800, 333 Seymour Street
Vancouver, BC V6B 5EZ

Canaccord Capital Corporation
P.O. Box 10337, Pacific Centre
Suite 2200, 609 Granville Street
Vancouver, BC V7Y 1H2

(c) Cash: **5% in respect of sales to other arm's length subscribers. A total of $155,400 was paid.**

(d) Securities: **Not applicable.**

(e) Expiry date of any Underwriter's Option: **Not applicable.**

(f) Exercise price of any Underwriter's Option: **Not applicable.**

11. Describe the particulars of any other proposed Material Changes in the affairs of the Issuer.

Not applicable.

12. Describe any unusual particulars of the transaction (i.e. tax "flow through" shares, etc.).

All of the Common Shares being issued under this Private Placement are being issued on a flow-through basis.

13. Does the transaction involve or form part of a series of transactions that may result in a Change of Business or Reverse Take-over? (as defined in *Policy 5.2- Changes of Business and Reverse Take-Overs*)?
Yes ☐ No ☒
If Yes, describe all relevant terms:

____

____

III. EXPEDITED PRIVATE PLACEMENTS

If the Private Placement is being filed as an Expedited Private Placement, please complete Parts I and II of this Form and confirm that the transaction meets the following criteria. If all statements are confirmed as "Yes", the transaction may be filed as an Expedited Private Placement. If any statement is answered as "No", the Private Placement does not meet the expedited criteria and must be filed pursuant to regular filing procedures.

Not applicable

1. The pricing of the Shares and any Warrants to be issued is in accordance with *Policy 4.1 – Private Placements:*
   Yes ☐ No ☐

2. No convertible securities, other than Warrants are to be issued as part of this Private Placement:
   Yes ☐ No ☐

3. Non-Arm's Length Parties are purchasing less than 50% of the shares issued pursuant to the Private Placement:
   Yes ☐ No ☐

4. The Issuer is not a CPC or is not and has not been put on notice to have its listing transferred to NEX (refer to *Policy 2.5 - Tier Maintenance Requirements and Inter-Tier Movement*):
   Yes ☐ No ☐

5. The proceeds are to be expended on a business or asset for which the Issuer **has** received Exchange Acceptance:
   Yes ☐ No ☐

6. No new Control Person is created by the issuance of the Shares:
   Yes ☐ No ☐

7. Any related commissions are paid or granted within the parameters in *Policy 5.1 – Loans Bonuses and Finders Fees:*
   Yes ☐ No ☐

8. A Corporate Placee Registration Form with current information is enclosed or has been previously filed for any such placee identified in items 8(a) and 8(b) of Part II:
   Yes ☐ No ☐

9. All Placees have been disclosed as required above and have committed all subscription funds:
   Yes ☐ No ☐

10. The aggregate number of securities issued pursuant to the Expedited Filing System (including this transaction) in the last six (6) months is less than 25% of the issued and outstanding Listed Shares at the date of the news release for a Tier 2 Issuer or 50% for a

Tier 1 Issuer:
Yes ☐ No ☐

If **all** of the above questions have been answered with a "Yes":

Indicate in item 3 of Part I that the filing meets the requirements of the Expedited Filing System

(a) **Tier 2 only** – Provide the total number of Listed Shares issued pursuant to Expedited Filings in the last six months, including substantially completed transactions:

(i) For Expedited Acquisitions: ______________________________ .

(ii) For Previous Expedited Private Placements: ____________________ .

(iii) For this transaction: __________________________________ .

Total ((i) + (ii) + (iii)): ____________________________________ .

IV. FINAL DOCUMENTATION

Issuers must complete this section in order to receive final Exchange Acceptance of any Private Placement. This section may be either completed and filed at the initial filing stage, or after the greater of 15 days after receiving conditional acceptance or 45 days from the Price Reservation date; or if the Private Placement is brokered, the greater of 30 days after receiving conditional acceptance or 60 days from the Price Reservation date. If the Issuer is filing an Expedited Private Placement, the Declaration below must be filed with the initial filing. If any information in Parts I - II has changed subsequent to the initial Private Placement filing, the Issuer must update the appropriate sections in this Form.

1. Has any information required in Parts I and II changed since the Issuer originally filed the Notice?
   Yes ☒ No ☐
   If Yes, please provide an updated Notice highlighting the changes. **Placees and brokers now disclosed.**

2. Have all the applicable Placees been disclosed pursuant to item 8 of Part II?
   Yes ☒ No ☐
   If No, please provide an updated Notice containing the appropriate Placee information.

3. Where a new Control Person in the Issuer has been created as a result of the issuance of the Private Placement securities, including Warrants, indicate the following: **Not applicable.**

   a) the name(s) of the new Control Person(s)

   b) the date on which shareholder approval has or will be obtained for the transaction.

   c) If consents were used to obtain shareholder approval, please confirm that the issuer obtained consent from shareholders holding at least 50% +1 of the Issuer's outstanding shares prior to the Private Placement.
      Yes ☐ No ☐

V. DECLARATION

This Declaration accompanies an application to the Exchange for final acceptance of the Private Placement summarized in the Private Placement Notice Form (the "Filing").

The undersigned hereby certifies that:

a) the undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to make this Declaration;

b) the Filing is in all respects in accordance with *Policy 4.1 – Private Placements*, in effect as of the date of this Declaration or any deviations are disclosed in the Notice filed by the Issuer;

c) there are no Material Changes in the affairs of the Issuer which have not been publicly disclosed;

d) any changes to the terms of this Private Placement since the date of filing and/or conditional acceptance of the Notice have been disclosed in an attachment to this Declaration;

e) each purchaser has been advised of the applicable Securities Law or Exchange hold period and all securities subject to a hold period will bear a legend on the certificate indicating the applicable hold period; and

f) the Issuer has completed the transaction in accordance with the applicable Securities Laws.

VI. ACKNOWLEDGEMENT – PERSONAL INFORMATION

"Personal Information" means any information about an identifiable individual, and includes information contained in Part II Items 8, 9, 10 and Part IV Item 3(a), as applicable, of this Form. The undersigned hereby acknowledges and agrees that it has obtained the express written consent of each individual to:

(a) the disclosure of Personal Information by the undersigned to the Exchange (as defined in Appendix 6A) pursuant to this Form; and

(b) the collection, use and disclosure of Personal Information by the Exchange for the purposes described in Appendix 6A or as otherwise identified by the Exchange, from time to time.

Dated: November 2, 2006.

Grand Banks Energy Corporation

Per: [signature]
Shawn McDonald
Vice President, Land

006387

Grand Banks Energy Corporation
1600, 444 - 5 Ave. S.W.
Calgary, Alberta T2P 2T8
Tel: (403) 262-8666 Fax: (403) 262-8796

ATB FINANCIAL
239 - 8TH AVE S.W.
CALGARY, ALTA. T2P 1B9

6387

PAY ------------------Twenty Two Thousand Seven Hundred Ninety Dollars and 00 Cents-------------------

OCT-24-2006 **$22,790.00**

TO THE ORDER OF TSX VENTURE EXCHANGE

Grand Banks Energy Corporation

PER

PER

⑈006387⑈ ⑆07609⑉219⑆ 121018 1⑈ 24⑈

Grand Banks Energy Corporation

CHEQUE NO. 006387

006387

OCT-24-2006 TSX VENTURE EXCHANGE **$22,790.00

FINANCING FEE 2006-10-24 $22,790.00 Financing Fee for Oct/06 Flow Through

Received In Accounting

OCT 2 _ 2006